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NATIONAL INSTRUMENT 43-101
TECHNICAL REPORT
ON
TANZANIAN ROYALTY EXPLORATION CORPORATION'S
BUCKREEF GOLD PROJECT
IN
TANZANIA
BY
VENMYN RAND (PTY) LIMITED.

Compiled by

F. HARPER	A.N.CLAY
B.Sc.Hons (Geol.)	M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat ; MGSSA	Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA,
MINERAL INDUSTRY ADVISOR VENMYN	M.Inst.D, AAPG
MANAGING DIRECTOR VENMYN
N.J.JOHNSON
B. Sc. Hons (Geol.),
AIG
HELLMAN AND SCHOFIELD

Our Ref.	D1030R
Effective Date	30th June 2011

Directors: A N Clay (British); S E Conquest, E de V Greyling; N McKenna; C A Telfer	Venmyn Rand (Pty) Ltd. trading as Venmyn
Reg. No. 1988/004918/07

i

NATIONAL INSTRUMENT 43-101
TECHNICAL REPORT
ON
TANZANIAN ROYALTY EXPLORATION CORPORATION’S
BUCKREEF GOLD PROJECT
IN
TANZANIA
BY
VENMYN RAND (PTY) LIMITED

EXECUTIVE SUMMARY (NI ITEM 3)

Venmyn Rand (Pty) Limited (Venmyn) was requested by Tanzanian Royalty Exploration Corporation (TRX) to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report on its Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. TRX is a publicly traded company on the Toronto Stock Exchange and the Technical Report will form part of the documentation in support of the publication of a material change in the Mineral Resource statement for the Buckreef Project. The purpose of the Technical Report will be to summarise and document the technical parameters, exploration results and Mineral Resources of the gold deposit in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzania (Figure 1). The company s unique business strategy is to enter partnerships with exploration and mining companies and receive royalty income prior to production, as well as throughout commercial production. In addition, TRX actively explores gold projects suitable for third party royalty agreements.

Property, Ownership and Location

TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, two of which include the, Kigosi and Lunguya eluvial gold deposits. In December 2010, TRX signed a binding heads of agreement with the State Mining Corporation of Tanzania (Stamico). TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course. The Technical Report will review and document the techno-economic parameters for the Buckreef Project only.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound and then via unpaved roads and an airstrip. The project comprises the dormant Buckreef Gold Mine and four prospects with known mineralisation namely, Buckreef, Buziba, Tembo and Bingwa.

Geology and Mineralisation

The Buckreef and Buziba gold deposits are classified as medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean Rwamagaza Greenstone Belt (RGB) within the Lake Victoria Goldfields (LVG) of the Tanzanian Craton. The Buckreef deposit is hosted by a steeply dipping, northeast-southwest trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

The Buziba deposit is located 25km east of the Buckreef prospect in the Rwamagaza greenstone belt. The principal host lithologies include magnesium rich basalt, comagmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralization is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stockworks in the felsic porphyries.

Exploration Concept

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s. Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (RC), Aircore (AC) and diamond drilling programmes.

Iamgold Corporation (Iamgold), the most recent owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling. An unconfirmed estimate for the historic exploration expenditure is USD23m. (Iamgold 2009).

Metallurgical testwork programs were undertaken on both the Buckreef and Buziba mineralisation types. The testwork on Buckreef mineralisation indicated that oxide and transitional mineralisation types were amenable to treatment using typical carbon-in-leach (CIL) processing techniques and fresh mineralisation may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s. The testwork results for Buziba mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries for Buziba mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm-50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%.

Status of Exploration

TRX has not undertaken exploration on the Buckreef Project to date as it only recently acquired the licences in December 2010. TRX plans to initiate a Preliminary Economic Assessment (PEA) and contingent on the successful outcome of the-PEA, to undertake a Definitive Feasibility Study as part of the process to fast track the project to production.

Development and Operations

The Buckreef Project is an exploration project and apart from historic mining on the Buckreef Project, no mining operations or development has been undertaken by TRX.

Conclusions and Recommendations

Hellman & Schofield (Pty) Ltd (Hellman and Schofield) was retained by TRX to undertake the Mineral Resource estimation for the Buckreef Project. The Mineral Resource estimates were based partially on a historic dataset that has been verified and deemed suitable for Mineral Resource estimation (Hellman and Schofield 2007), as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The Mineral Resources were estimated using Multiple Indicator Kriging (MIK) techniques in GS3 software produced by Hellman and Schofield. The model estimates resources into panels, which approximate the drillhole sample spacing throughout the majority of the study area. The Mineral Resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The National Instrument 43-101 compliant Mineral Resource estimate for the Buckreef Project is summarised as follows:-

Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (Cut-Off 0.5g/t Au) June 2011

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes (Mt)	Au Grad	Contained |Au (Moz)	Tonnes (Mt)	Au Grade	Contained Au (Moz)	Tonne s (Mt)	Au Grad	Contained Au (Moz)	Tonne s (Mt)	Au Grade	Contained Au (Moz)
		e (g/t)			(g/t)			e (g/t)			(g/t)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba				21.264	1.07	0.732	8.170	1.00	0.263	21.264	1.07	0.732
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
Total	5.176	2.05	0.341	24.970	1.19	0.954	17.173	1.51	0.835	30.146	1.34	1.295

Source: Hellman and Schofield 2007
Estimates over variable widths to 3m to 40m
*Includes only those Mineral Resources above and below 1,100mRL
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
55% attributable to TRX
Cut-off grade 0.5g/t Au

The geological continuity and grade distribution of the Buckreef mineralisation is well constrained and the upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base may be increased through implementing changes in the cut-off grades as the gold price improves and detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources in those prospects.

The positive prospectivity of the Buckreef Project is such that, advancement of the exploration programme is warranted. TRX plans to initiate a Preliminary Economic Assessment (PEA) and depending upon the successful outcome, to proceed to a Definitive Feasibility Study (DFS). The high-level estimation of costs for the PEA is USD1.7m and the determination of the DFS costs can only be achieved once the options investigated in the PEA are finalised and the extraction methodologies are known.

The exploration potential of the RGB has not been fully realised and TRX is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project.

DISCLAIMER AND RISKS

This Independent Technical Report has been prepared by Venmyn. In the preparation of the report, Venmyn has utilised information provided to them by Tanzanian Royalty Exploration Corporation and Venmyn has verified this information making due enquiry of all material issues that are required in order to comply with the National Instrument 43-101 code.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on Tanzanian Royalty Exploration Corporation future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of Tanzanian Royalty Exploration Corporation or any other operating entity.

v

NATIONAL INSTRUMENT 43-101
TECHNICAL REPORT
ON
TANZANIAN ROYALTY EXPLORATION CORPORATION’S
BUCKREEF GOLD PROJECT
IN
TANZANIA
BY
VENMYN RAND (PTY) LIMITED

TABLE OF CONTENTS

1	INTRODUCTION (NI 4)		1
1.1	Sources of Information and Reliance on Other Experts (NI 4 and NI 5)		1
1.2	Personal Inspection		3
1.3	Scope of the Opinion and Statement of Independence		3
2	RELIANCE ON OTHER EXPERTS (NI 5)		4
3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 20)		4
3.1	Tanzania Locality, Country Profile and General Infrastructure		4
3.2	Economic Climate and Fiscal Regime		6
3.3	Exploration and Mining in Tanzania		6
3.4	Tanzanian Mining Law and Royalties and Taxes		6
4	PROPERTY DESCRIPTION AND LOCATION (NI 6)		7
4.1	Issuer s Title and Tenure		8
	4.1.1	Material Agreements	8
	4.1.2	Environmental Consideration	10
	4.1.3	Royalties, Fees and Taxes	10
	4.1.4	Claims, Servitudes Permits and Licences	10
	4.1.5	Existing Mining Infrastructure	10
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 7)		10
5.1	Locality, Population, Access and Local Resources		10
5.2	Climate, Vegetation and Physiography		12
6	HISTORY (NI 8)		12
6.1	Historical Mineral Resource Estimates		13
7	REGIONAL GEOLOGICAL SETTING (NI 9)		13
7.1	Local Geological Setting (NI 9)		14
8	DEPOSIT TYPE (NI 10)		17
9	MINERALISATION (NI 11)		18
10	EXPLORATION (NI 12)		19
10.1	Geophysics		20
10.2	Geochemistry		20
10.1	Exploration on Buziba		23
11	DRILLING (NI 13)		24
12	SAMPLING METHOD AND APPROACH (NI 14)		26

12.1	Rock Density Measurements	26
13	SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 15)	27
14	QUALITY ASSURANCE AND QUALITY CONTROL (NI 16)	27
15	DATA VERIFICATION (NI 16)	28
15.1	Assessment of the QA/QC Data for Buckreef Prospect	28
15.2	Assessment of the QA/QC Data for Buziba Prospect	28
16	ADJACENT PROPERTIES (NI 17)	29
17	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 18)	29
18	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (NI 19)	31
18.1	Mineral Resource Modelling Technique for Buckreef Prospect - Buckreef	31
18.2	Data Presentation and Treatment - Buckreef	32
18.3	Spatial Continuity and Directional Control on Mineralisation - Buckreef	33
18.4	Resource Classification - Buckreef	35
18.5	Buckreef Prospect Resource Classification	35
18.6	Mineral Resource Modelling Technique for Buziba	42
18.7	Spatial Continuity and Directional Controls on Mineralisation - Buziba	42
18.8	Buziba Prospect Resource Classification	43
19	ENVIRONMENTAL CONSIDERATIONS (NI 25)	44
20	OTHER INFORMATION (NI 20)	48
21	SUMMARY, INTERPRETATION AND CONCLUSIONS (NI 21)	48
22	RECOMMENDATIONS (N22)	49
23	REFERENCES (NI 23)	51

LIST OF TABLES

Table 1 : Source Documentation	3
Table 2 : Reliance on Other Experts	4
Table 3 : Country Profile of Tanzania	5
Table 4 : Summary of the Buckreef Project Legal Tenure	8
Table 5 : Summary Buckreef Exploration and Mining between 1960 and 2003	12
Table 6 : Historic JORC Compliant Mineral Resources for Buckreef Prospect 2006	13
Table 7 : Summary of Exploration of Buckreef between 2000 and 2010	20
Table 8 : Exploration Details for Buckreef Project 1992 to 2009	23
Table 9 : Summary of the Historical Buziba Drilling Programme	23
Table 10 : Recommended Recovery Assumptions	30
Table 11 : Dec 2010 Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project 2011	41
Table 12 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect June 2011	41
Table 13 : Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5g/t Au Cut-off) June 2011	44
Table 14 : Preliminary Cost Estimates for the Buckreef PEA	49

LIST OF FIGURES
Figure 1 : Locality and Infrastructure of Tanzania	2
Figure 2 : Locality, Infrastructure and Legal Aspects and Tenure of Buckreef Project	9
Figure 3 : Existing Historic Infrastructure for Buckreef Mine	11
Figure 4 : Regional Geological Setting of the Buckreef Project	15
Figure 5 : Local Geological setting of the Buckreef Project	16
Figure 6 : IP and Aeromagnetic Surveys - 2007	21
Figure 7 : Soil Geochemistry Results	22
Figure 8 : Drilling Programmes Conducted on Buckreef and Buziba Prospects	25
Figure 9 : 3D Geological and Mineralisation Domain Model for Buckreef Prospect	34
Figure 10 : Plan of the MIK Model for Buckreef	36
Figure 11 : Section through the MIK Model, 2380mN	37
Figure 12 : Sections through MIK Model, 2480mN	38
Figure 13 : Section through MIK Model, 2740mN	39
Figure 14 : 3D Variogram Surfaces for Buckreef Prospect	40
Figure 15 : 3D Geological and Mineralisation Domain Models and Variograms for Buziba	45
Figure 16 : Section through the Buziba MIK Model 8,900mE	46
Figure 17 : Section through the Buziba MIK Model 9,300mE	47

LIST OF APPENDICES

Appendix 1 : Glossary, Abbreviations and Acronyms	52
Appendix 2 : Qualified Persons Certificates	56
Appendix 3 : Gold Market	61

1	INTRODUCTION (NI 4)

Venmyn Rand (Pty) Limited (Venmyn) was requested by Tanzanian Royalty Exploration Corporation (TRX) to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report on its Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. TRX is a publically traded company on the Toronto Stock Exchange (TSX) and the Technical Report will form part of the documentation in support of the publication of a material change in the Mineral Resource statement for the Buckreef Project. The purpose of the Technical Report will be to summarise and document the technical parameters, exploration results and Mineral Resources of the gold deposit in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects. The preparation of the Technical Report was requested by TRX in an engagement letter in the form of a Venmyn Mandate (D962) dated 18th February 2011.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzania (Figure 1). The company’s unique business strategy is to enter partnerships with exploration and mining companies and receive royalty income prior to production, as well as throughout commercial production. In addition, TRX actively explores gold projects suitable for third party royalty agreements.

TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, two of which include the, Kigosi and Lunguya eluvial gold deposits. In December 2010, TRX signed a binding heads of agreement with State Mining Corporation of Tanzania (Stamico). TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course. The Technical Report will review and document the techno-economic parameters for the Buckreef Project only.

The Technical Report has been prepared in compliance with and to the extent required by the National Instrument 43-101 Standards of Disclosure for Mineral Projects and CIM Guideline for the Reporting of Exploration Results and the Estimation of Mineral Resources and Mineral Reserve Best Practice Guidelines . These standards of disclosure are the minimum standard for Venmyn s techno-economic due diligence and embody current trends in technical and economic valuation of mineral properties.

Venmyn s proprietary checklist ensures that an internationally acceptable process was completed for the reporting of the mineral assets. The designated NI 43-101 Item numbers are presented in the Section titles for ease of reference.

1.1	Sources of Information (NI 4 and NI 5)

The Technical Report is based upon information supplied by TRX, as summarised in Table 1 and referenced in the text and included in Section 23.

The Mineral Resources estimate has been compiled independently by Hellman and Schofield (Pty) Ltd.

The Technical Report is based upon the following information supplied from TRX to Venmyn:-

•
historic exploration information from previous holders of the exploration rights, Iamgold Corporation (Iamgold), which surrendered the rights and exploration information to the Tanzanian government in 2009. The historic information is in the possession of TRX by virtue of Joint Venture with Stamico;

• in-house exploration results from surveys undertaken by Iamgold in the course of their tenure;

• technical reviews undertaken by independent consultants, commissioned by and on behalf of Iamgold, and

•
Venmyn has reviewed the Mining Licence and Prospecting Licences. Venmyn has not independently verified the legal status of the licences nor is it qualified to do so and, whilst this does not constitute a legal opinion, the authors have satisfied themselves that the information presented herein is materially correct.

VENMYN
Independence you can trust
Tanzanian Royalty
FIGURE 01

LOCALITY AND INFRASTRUCTURE OF TANZANIA

LOCALITY WITHIN AFRICA
TANZANIA
UGANDA
RWANDA
Kigali
BURUNDI
Bujumbura
KENYA
Nairobi
DRC
ZAMBIA
MALAWI
MOZAMBIQUE
BUCKREEF PROJECT
Lake Victoria
Lake Naivasha
Lake Natron
Lake Eyasi
Lake Manyara
Lake Tanganyika
Lake Rukwa
Lake Bangweulu
Mtera Dam
Indian Ocean
Bukoba
Musoma
Mwanza
Shinyanga
Kahama
Kigoma
Tabora
Singida
Arusha
Moshi
Tanga
Zanzibar
Dodoma
Morogoro
Dar es Salaam
Mpanda
Sumbawanga
Iringa
Kidatu
Mbeya
Songea
Lindi
Mtwara
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Tarangire National Park
Kigosi Game Reserve
Gombe National Park
Ruaha National Park
Milumi National Park
B3
B8
B141
B1
N23
A14
B129
A7
A104
2°
10°
30°
34°
38°
0
Scale:
400km
LEGEND:
Capital City
Towns
Roads
Railway Lines
Powerlines
International Boundaries
Provincial Boundaries
Rivers
Lakes and Dams
Conservation Areas
Mountain Ranges
Project Area

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1025_TanzaniaRoyaltyBuckreef_June2011

TRX has warranted in writing that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true.

Table 1 : Source Documentation

DOCUMENT NAME	COMPILED BY	REFERENCE	DATE
Buckreef Project-Tanzania. Interpretation of a Helicopter airborne geophysical survey.	Barret D.	A report for Ashanti Goldfields (Tanzania) Ltd.	1999
Buckreef Gold mine Re-Development Project	Stamico	Information Memorandum	Aug-10
Technical Report on the Buckreef Gold Project	Tomkinson, M.J., Putland L.,	Hellman and Schofield	2006 Published on SEDAR 2006
Estimates of the Gold Resources at Buckreef Prospect, Tanzania		Hellman and Schofield	June 2007 Unpublished Report
Recoverable gold Resource Estimation of the Bingwa Deposit, Tanzania		Hellman and Schofield	July 2006 Unpublished Report
Recoverable gold Resource Estimation of the Tembo Deposit, Tanzania		Hellman and Schofield	February2007 Unpublished Report
Iamgold Surrender Report	Minde, T., Sheehan, P.,	Iamgold Tanzania Limited	July 2009 Unpublished Report
Proposed Hydrometric Station Locations	Mc Nee,G.	Lorax Environmental	2007 Unpub lishedReport

1.2	Personal Inspection

The Qualified Person responsible for the Mineral Resource, Mr N.J. Johnson visited the site in 2004. Mr. Zizhou, is the Exploration Manager for TRX and is a Qualified Person as defined by National Instrument 43-101. Mr. Zizhou is based at Buckreef exploration camp. Venmyn s associate visited Buckreef project in May 2011.

1.3	Scope of the Opinion and Statement of Independence

In the execution of the mandate, Venmyn undertook a technical review, in order to identify the factors of both a technical and economic nature, which would impact the future viability of the Buckreef Project in Tanzania. Venmyn considered the strategic merits of the assets on an open and transparent basis.

Venmyn has prepared this Technical Report for potential investors and their advisors. Where applicable, Venmyn has reviewed supporting documentation from other independent consultants and has concluded with reasonable assurance that the information fairly represents the asset to which they apply. Venmyn considered the strategic merits of the assets utilising the best practise due diligence methodologies that accord with the principles of open and transparent disclosure embodied in internationally accepted codes for Corporate Governance. This Technical Report has been compiled in order to incorporate all available and material information that will enable potential future finance providers to make balanced and reasoned judgements regarding the economic merits of TRX s Buckreef Project.

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing Technical Reports, technical advisers and valuation reports for mining and exploration companies. Venmyn s advisors have, collectively, more than 70 years of experience in the assessment and evaluation of mining projects and are members in good standing of appropriate professional institutions. The signatories to this report are qualified to express their professional opinions on the project and qualify as Qualified Persons, as defined by the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. To this end, Qualified Persons Certificates are presented in Appendix 2.

Neither Venmyn nor its staff, have or have had any interest in any of TRX s projects capable of affecting their ability to give an unbiased opinion, and, have not and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Neither Venmyn, nor any of the authors of the Technical Report, hold any interests in TRX.

The effective date of the Technical Report is 30th June 2011.

2	RELIANCE ON OTHER EXPERTS (NI 5)

Venmyn and the Qualified Persons identified as the authors responsible for this report, have specifically relied on other experts as referred to in Item3. Therefore, in compliance with Item 3 the other experts, who are not specifically qualified persons responsible for this report, and their individual reports together with the Sections to which their work applies, have been identified below in Table 2:-.

Table 2 : Reliance on Other Experts

EXPERT	COMPANY	TYPE OF STUDY	DATE	NATURE AND EXTENT OF RELIANCE
Barret, D.	Ashanti Goldfields	Airborne Geophysical Survey	1999	Full interpretation of helicopter airborne geophysical survey (Section 10)
Macdonald C., Tambila K	Social Sustainability Services	Social Impact Assessment	2006	Full Reliance on the Results of the Study (Section 19)
Mc Nee, G.	Lorax Environmental	Hydrogeological	2007	Full Reliance on the Results of the Study (Section 19)

The Technical Report incorporates information from studies conducted on the behalf of the several previous holders of the rights including Iamgold, by independent specialist consultants. Venmyn has reviewed the independent technical reports and is reasonably assured, having made due enquiry, that these reports are based on accepted international and South African industry practice and fairly represent the project.

The Mineral Resource estimate in this Technical Report has been prepared by Hellman and Schofield 2011, and is presented in Section 18.

3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 20)

3.1	Tanzania Locality, Country Profile and General Infrastructure

Tanzania is located in east Africa on the Indian Ocean coast and is bordered by Kenya, Uganda, Rwanda, Burundi, Zambia, Malawi and Mozambique (Figure 1). Tanzanian governance includes the islands of Matia, Pemba and Zanzibar. The administrative capital, Dodoma is located near the centre of the country and Dar es Salaam, the financial and economic centre, is located on the coast. The areal extent of the country is 945,040km2 and the total population is approximately 43.7million. The country profile of Tanzania is summarised in Table 3.

The country is sub-divided into 26 administrative regions, of which 21 are in the mainland and 5 in Zanzibar. Tanzania is mountainous in the northeast and the highland includes Africa s highest peak, Mt Kilimanjaro. To the north and west are the navigable lakes, Lake Victoria and Lake Tanganyika. Central Tanzania comprises a large plateau, with plains and arable land.

Infrastructure and accessibility in Tanzania is operational and there is an international airport at Dar es Salaam and numerous other manned and unmanned airstrips at regional centres throughout the country. Domestic air transport is reasonable, and connects all the major regional centres within the country.

National roads are generally in good repair, facilitated by a Road Fund and Road Agency structure and fuel levy. Secondary and dirt roads are in various states of repair and passable by 4x4 vehicles,

The port of Dar es Salaam is a significant regional port in East Africa, however it often represents a bottleneck for both imports and exports. Privatisation of certain sectors of the port in recent years has assisted in improving the efficiency of the port, However, the significant growth in shipping traffic continues to exceed the capacity of the port.

Power supply in Tanzania is characterised by very low consumption, low coverage and poor reliability, with frequent outages, even in major centres. Significant investment in the power generation capacity of Tanzania is required to mitigate these issues. Water supply is poor and access to clean and safe water is limited.

The telecommunications network is based on microwave radio relay stations and is available in all major towns. This network is supplemented by a mobile cellular system, operated by a number of different private service providers and is available throughout most of the country.

Table 3 : Country Profile of Tanzania

TANZANIAN COUNTRY PROFILE		ESTIMATE YEAR
Location	East Africa
Time Zone	UTC+3
Dialing Code	+255
Geographic Co-ordinates	6 00S, 35 00E
Bordering Countries	Indian Ocean, Kenya, Mozambique
Coastline	1,424km
Capital City	Dar es Salam
Government Type	Republic
Land Area	885,800km2, water 61,500km2, 31st in the world in terms of size
Maritime area	12 nautical miles (nm)
Elevation	Lowest point 0mamsl and Kilimanjaro 5,895mamsl
Topography	Plains along the coast with a central plateau and highlands in the north and south

Climate	Tropical along the coast to temperate in highlands
Population	41,892,895
Ethnic Groupings	99% African on the mainland comprising 130 tribes, other 1% Asia, European and Arab
Languages	Swahili, English, Arabic
Currency Code	Tanzanian shillings (TZS)
Exchange Rate	1USD:1,503TZS	2011
Inflation Rate (consumer prices)	7.20%	2010
GDP (official exchange rate)	USD22.4b	2010
Real GDP Growth Rate	6.40%	2010
GDP-per capita	USD1,500	2010
Export Value	USD3.8b	2010
Export Commodities	gold, coffee, cashew nuts, cotton, manufactured goods	2009

Export Partners	India 8.5%, China 7.6%, Japan 7.12% Netherlands 6.2% UAE 5.7% Germany 5.2%	2009
Import Value	USD6.3b	2010
Import Commodities	consumer goods, machinery, industrial raw materials, crude oil

Import Partners	India 8.5%, China 13,7%, South Africa 7.8%, Kenya 6.8% UAE 4.7% Japan 4.3%	2009
Natural Resources	Hydropower, tin, phosphates, iron ore, coal, diamonds, gemstones, gold, natural gas, nickel
Power	3.8bkWh production, 3.18bkWh consumption	2007
Land Use	Arable land 4.23%, permanent crops 1.16%, other 94.61%	2005
Irrigated Land	1,840km2
Environmental issues	Soil degradation, deforestation, destruction of coral reefs, illegal hunting of wild animals especially for ivory
Industries	Agricultural processing, diamond gold and iron mining, soda ash, cement, oil refining, shoes, wood products, fertilizer

Source: CIA World Fact Book

Following World War I, the League of Nations decreed that the former German colony of Tanganyika be placed under British administration. Tanganyika gained independence from Britain in 1961, and briefly adopted a British parliamentary form of government, which was succeeded in 1962, by a presidential form of government headed by Julius Nyerere. The Interim Constitution of the United Republic of Tanzania was adopted and a union negotiated between the former Tanganyika colony and the islands of Zanzibar. The union was cemented in 1977 with the merger of Tanzania s ruling party Tanzanian African National Union and the main representatives of Zanzibar s Afro Shirazi Party to form a new party called the Chama Cha Mapinduzi (CCM).

The adoption of a permanent constitution, with the provision that allowed Zanzibar to elect representatives to the National Assembly, further strengthened these ties.

Ndugu Ali Hassan Mwinyi was elected president in 1985 and began a process of political and economic reform of the socialist economic policies of President Nyerere. In 1992, the constitution was amended and a multi-party system was introduced.

Benjamin William Mkapa was elected president in 1995 and continued with these reforms and presided over a relatively stable political environment. He promoted a culture of human rights, non-racial policies, freedom of speech, and is recognised as the driving force behind Tanzania s economic liberalisation. Mkapa was re-elected in 2000. In 2005, Jakaya Kikwete of the ruling party won the presidential elections by a landslide (over 80%) margin, and undertook to continue the economic reforms set in motion by Mkapa. In 2010 he was re-elected as president for his second term, by another overwhelming vote. Elections and transitions have continued to progress peacefully.

3.2	Economic Climate and Fiscal Regime

Despite the recent economic reforms, Tanzania remains one of the poorest economies in the world, depending largely on agriculture (±40% of GDP), which accounts for 85% of all exports and employs 80% of the work force. Tanzania is still dependent on multilateral and bilateral aid, in order to support infrastructural development and to alleviate poverty. It is a member of the East African Community and this assists in regional trade ties.

The GDP in 2010 is quoted as approximately USD22.4bn (Table 3), with the real growth rate of the economy in excess of 5% for the past 5 years. Inflation during 2010 has averaged approximately 7%, with public debt in excess of approximately 40% and a deficit of approximately 7%. The country s PPP purchasing power parity (PPP) is estimated as USD61.9bn for 2010.

3.3	Exploration and Mining in Tanzania

Tanzanian has currently one of the highest levels of exploration in Africa due to its overall prospectivity, political stability and investor friendly policies. Gold was mined in Tanzania long before the arrival of the Europeans and the early 1990s marked the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts of the Lake Victoria Goldfield (LVG). The success of this exploration has led to the opening of numerous large gold mines in the area producing an average of in excess of 40,000kg of gold a year for the past 5 years, with a peak of in excess of 52,000kg in 2005. Production decreased in 2008 as a consequence of the global economic crisis, but exploration has been ongoing, albeit at a slower pace, and new discoveries continue to occur.

The LVG is characterised by gold mineralisation associated with iron formations, tuffs, and volcano-sedimentary exhalatives. Notable developments in the past 10 years include the commissioning of large scale mines at Geita, Bulyanhulu, Nzega, North Mara, Buhemba and Tuluwaka. Gold has also been discovered and mined, to a far lesser extent, in the southern and south-western parts of the country.

In addition to gold, the following commodities are mined and actively explored for within Tanzania:-

•	base metals, in a belt running from Kagema, through Kigoma, to the Mbeya, Ruvuma and Mtwara regions and in northwest Tanzania; and
•
gemstones in eastern and western belts running from the Kenyan border in the north to Mozambique in the south. Tanzania is particularly well known for its diamonds (specifically from the Mwadui Mine) and Tanzanite (blue zoisite).

3.4	Tanzanian Mining Law and Royalties and Taxes

In April 2010, a revised Mining Act was passed by Parliament, which incorporated higher royalties at 4% for precious and base metals, 6% for diamonds and gemstones, and 7% for uranium, as well as, requiring mining companies to list on the Dar es Salaam Stock Exchange.

The 2010 Mining Act gives the State “a free carried interest” in mining projects, the level of which is negotiated between the government and the mineral rights holder depending on the type of mineral and the level of investment.

The State ownership of future mining projects in Tanzania will be based on the level of investment in each individual joint venture. The new act prescribes that mineral rights and licenses for dealing in minerals will be reserved exclusively to Tanzanian citizens and corporate bodies under the exclusive control of Tanzanian citizens. Furthermore, licences to mine for gemstones are only to be granted to Tanzanians, regardless of the size of the operation. It is understood that agreements/licences currently in force with non-Tanzanian controlled mining companies remain unchanged.

Salient features of the 2010 Mining Act are as follows:-

•	the right to trade in mineral rights;

•	simplification and consolidation of past statutes on mining and mineral trading; and

•
improved security of tenure through removal of most past ministerial discretionary powers and introduction of a mining advisory committee responsible for advising the Minister on decisions to ensure enhanced clarity and transparency; fair, streamlined and non-discriminatory licensing procedures; and environmental management.

The Mining Act aims to deter information hoarding of new discoveries, the freezing of exploration acreage for speculative purposes and transfer pricing and tax evasion. The fiscal incentives provided to exploration and mining activities include the following:-

•	exemption of import duty and Value Added Tax (VAT) on equipment and essential materials up to the anniversary of start of production, thereafter 5% seal applies;

•	depreciation allowances of 100%; and

•	repatriation of capital and profit directly related to mining.

Under the Mining Act, Tanzania issues four basic categories of licences:-

•
Reconnaissance Licence, granted for one year and renewed for one year. A work programme must be submitted by the applicants and bi-annual reports are required for submission. On expiry, all data, maps and reports are to be surrendered to the Government. The licence holder may then apply for a Prospecting Licence;

•
Prospecting Licence, granted for an initial period of three years and for two successive periods of renewal, neither of which can exceed two years and both of which require a 50% reduction in land area. The portion returned to the State can be re-applied for as a new application under a different company name. Currently, a subsidiary company under the same parent umbrella may apply for the new application;

•
Retention Licence, granted to the holder of a Prospecting Licence on which mineral deposits of commercial significance have been discovered but which cannot be exploited or developed immediately. These licences are granted for a maximum of five years; and

•
Mining Licence, granted to the holder of a Prospecting Licence over the area and gives the holder the exclusive right to prospect and mine minerals. These are valid for 25 years (or the life of mine), with an option to renew for a further 25 years.

The State reserves its rights to revoke any Reconnaissance, Prospecting, Retention and/or Mining rights in terms of the Tanzanian Mining Act. In terms of security of tenure, there are recorded cases of companies with renewal applications in process, having new Prospecting Licences granted over their previously held right.

If licences fall within a Forest Reserve and Game Controlled Area, additional authorisation must be sought from the Ministry of Natural Resources and Tourism (MNRT).

With respect to TRX s Prospecting Licences, no royalties or taxes are payable to the State, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA).

In terms of the 2010 Mining Act, royalty will be computed on a gross value basis, as opposed to the net profit value in the previous act. Production from future TRX mining operations will be subject to a 4% royalty (2010 Mining Act Part VI 87).

4	PROPERTY DESCRIPTION AND LOCATION (NI 6)

The Buckreef Project is an advanced gold exploration project, which comprises numerous Prospecting Licences and a single Mining Licence, in extent, located approximately 100km southwest of the regional city of Mwanza, in Geita District of northern Tanzania (Figure 1). The project area is centred on 3o 7 18 N and 32o 7 5 E and includes the historic, dormant Buckreef Mine located within the western portion of the project and 4 gold prospects at; Buckreef, Tembo, Bingwa, and Buziba (Figure 2).

4.1	Issuerfs Title and Tenure

Originally, the Buckreef Project was an advanced exploration project held by Iamgold Tanzania (IAGT) prior to July 2009. The “Agreement to Redevelop the Buckreef Gold Mine (ARBGM)” between Iamgold and the Ministry for Energy and Minerals included at that point, a single Mining Licence and 12 Prospecting Licences covering 98.19km2.

In July 2010, IAGT applied to surrender all licenses relating to the ARBGM, effective 25th October 2009, and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

In 2010, TRX was invited by State Mining Corporation of Tanzania, Stamico (for the Ministry of Energy and Minerals), to tender for the opportunity to negotiate a Joint Venture agreement with respect to the Buckreef Project. TRX was awarded the tender, as confirmed in a letter from the Director General of Stamico dated 16th December 2010. In December 2010, TRX signed a binding heads of agreement with Stamico in terms of which, TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course.

The Prospecting Licences and Mining Licence awarded to TRX as part of the Joint Venture are summarised in Table 4 and illustrated in Figure 2. In addition, within these tenements are small scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties (Figure 2).

The Buckreef Project comprises a hilly area over which the surface and mineral rights are vested in the State. No surface rights agreements are currently in place and there are no obligations on TRX with respect to surface rights agreements. The Tanzanian Mining Act requires consultation with landowners for access and a written authorisation is required for access and construction (2010 Act, Part VII 95 and 96). Appropriate compensation for any damages incurred during the exploration process or relocation, is negotiated with Local Government Authorities and Village Council (Mining Act Part VIII 102). All disputes are settled by the Commissioner.

The property boundary beacons have been surveyed and the location of all known mineralisation, the existing processing plant, waste rock dumps and TSF s are shown in Figure 3 and Figure 2.

4.1.1	Material Agreements

The Tanzanian Mining Act makes provision for a Development Agreement between the Department of Energy and Minerals and mineral rights owners, the terms of which are valid for the Life of the Mine (LoM) and are constrained by the provisions of the Mining Act 2010.

A binding heads of agreement between Stamico and TRX has granted TRX the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance. A Definitive Joint Venture Agreement governing ownership and management of the Buck Reef properties is expected to be signed in due course. The continued right to the Prospecting and Mining Licences will be subject to the conditions to be negotiated in the Joint Venture Agreement.

Table 4 : Summary of the Buckreef Project Legal Tenure

PROSPECT AREA	TENEMENT NUMBER	TENEMENT NAME	HOLDER	LICENCE GRANT DATE	AREA (km2)	DURATION OF LICENCE (yrs)
Buckreef	ML04/1992	Buckreef	State Mining Corporation (STAMICO) and Tanzanian Royalty Exploration Corporation	2000	3.45	17 Renewable
Buziba	PL6545/2010	Buziba		2010	5.28	3 Renewable
	PL6547/2010	Buseresere		2010	5.29	3 Renewable
	PL6549/2010	Nyamalimbe Geita		2010	2.66	3 Renewable
	PL6548/2010	Nyambale Boss Reef		2010	1.89	3 Renewable
	PL6427/2010	Nyambale Busanda		2010	2.1	3 Renewable
	PL6428/2010	Mabamba Geita		2010	2.99	3 Renewable
	PL6431/2010	Nyamalimbe Geita 2		2010	2.66	3 Renewable
	PL6430/2010	Rwamagaza West		2010	8.9	3 Renewable

Tembo and Bingwa	PL6546/2010	Rwamagaza Geita		2010	33.19	3 Renewable
	PL6544/2010	Rwamagaza South		2010	2.58	3 Renewable
	PL6432/2010	Rwamagaza South		2010	2.39	3 Renewable
	PL6429/2010	Rwamagaza North		2010	25.63	3 Renewable

Source : TRX 2011

VENMYN Independence you can trust
Tanzanian Royalty
FIGURE 02

Lake Victoria
Kagera
Mwanza
Geita
B163
BUCKREEF PROJECT
Mabuki
Kitongo
Tulawaka
Bulyanhulu
Bubiki
Ushirombo
Golden Ridge
Nyakafuru
Kigosi Game Reserve
B3
Kahama
Tinde
LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Power
Roads
Scale: 0 37.5km
9,750,000
9,700,000
9,650,000
9,600,000
350,000
400,000
450,000
500,000
550,000

Buckreef
ML04/1992
6548/2010
6427/2010
Bingwa
Tembo
6546/2010
6428/2010
6430/2010
6544/2010
6431/2010
6549/2010
6547/2010
6429/2010
6432/2010
6545/2010
Buziba
9,660,000
9,650,000
380,000
390,000
410,000

PROSPECT AREA	TENEMENT NUMBER	TENEMENT NAME
Buckreef	ML04/1992	Buckreef
Buziba	PL6545/2010	Buziba
	PL6547/2010	Buseresere
	PL6549/2010	Nyamalimbe Geita
	PL6548/2010	Nyambale Boss Reef
	PL6427/2010	Nyambale Busanda
	PL6428/2010	Mabamba Geita
	PL6431/2010	Nyamalimbe Geita 2
	PL6430/2010	Rwamagaza West
Tembo and Bingwa	PL6546/2010	Rwamagaza Geita
	PL6544/2010	Rwamagaza South
	PL6432/2010	Rwamagaza South
	PL6429/2010	Rwamagaza North

LEGEND:
Project Area
Prospects
PML Claims

Source TR 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1025_TanzaniaRoyaltyBuckreef_June2011

4.1.2	Environmental Consideration

A considerable quantity of environmental study has been completed to date for the Buckreef Project but no formal no Environment Impact Assessment (EIA) has been published. On the completion of the geo-hydrological study, the EIA will finalised. TRX is not aware of any potential inherited environmental liability. The artisanal workings within the PML s are extensive and the extent of environmental impact will have to be conducted in future baseline studies.

4.1.3	Royalties, Fees and Taxes

Discussed in detail in Section 3.4.

4.1.4	Claims, Servitudes Permits and Licences

TRX is unaware of any servitude that requires its negotiation with any surface rights owners. There are no disputes with adjacent properties that could affect TRX s right to prospect.

TRX is in possession all necessary permits to conduct the exploration planned for the Buckreef exploration project.

4.1.5	Existing Mining Infrastructure

The original Buckreef Mine comprises the shaft headframe and plant but in both cases lack of care and maintenance has resulted in the infrastructure now being defunct. A small tailings disposal facility is preserved, as well as the original mine and office buildings, and airstrip as indicated in Figure 3. The permanent accommodation/mess facilities are being utilized by Iamgold Exploration. At Buziba, a well established exploration camp exists at the western end of the project with an electrical power generator unit and borehole water supply.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 7)

5.1	Locality, Population, Access and Local Resources

The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza, in the Lake Victoria region of Tanzania (Figure 1 and Figure 2). The hinterland northwest of Dar es Salaam is connected by a poorly maintained bitumen road, unreliable train service and several daily commercial flights. Mwanza is the nearest major population centre to the project, approximately 60km northeast of Buckreef, and is the second largest city in Tanzania with a population of 1million people.

Access to the project area is via ferry from Mwanza across Smiths Sound, then via sealed road through the township of Geita. Alternative access is via sealed road through Shinyanga and Kahama, and subsequently via gravel road north to Bulyanhulu and then west to Nyarugusu.

The project can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to the airstrips located at Bulyanhulu or Geita Gold Mines, or more directly by charter to the bush airstrips located at Buckreef Mine or Nyarugusu Village.

Access to Buziba, is on the the Nyarugusu track turning south at the Main Reef Mine junction to Nyarugusu Village, which is located 25km east of Buckreef Mine (Figure 2).

The infrastructure at the Buckreef project area is generally poor and unpaved roads are poorly maintained rendering access during the rainy season difficult. The project area is densely populated with individual kraals and agglomerations of dwellings related to transient artisanal gold mining activities.

Exploration logistics, supplies and labour are largely provided from Mwanza and where possible, sourced locally from the villages of Rwamgasa and Nyarugusu and Geita township. Local small pastoral villages are poor sources of logistical support and communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG.

The surface rights are sufficient for future mining operations, processing plant, waste sites and TSF sites. Power and water availability are adequate for current requirements and will be upgradable to meet future mining requirements. In December 2007, Lorax Environmental was requested to conduct a study to identify suitable dam sites for a dam dedicated to supply water to the proposed Buckreef Mine site. In total 11 sites were identified and will be further investigated as the project progresses to Pre-feasibility study stage.

5.2	Climate, Vegetation and Physiography

The Buckreef Project area consists of gently rolling low hills at an average elevation of 1,210m to 1,250mamsl, with flat alluvium deposits and black cotton (Mbuga) soil filled valleys. The original vegetation has been modified by subsistence farming and tree clearing (mainly for charcoal), to mixed crops and open grassland. Certain areas have been damaged by overgrazing.

The climate is temperate, with sub-humid moderate temperatures all year round. There are two rainy seasons, the minor wet season occurs in November whilst the main wet season peaks in April. The water table varies markedly from season to season which can have an effect on drilling conditions. Consequently the dry season, occurring between May and September is preferable for drill programs and field operations. During the wet seasons access is limited across Mbuga soils.

6	HISTORY (NI 8)

The LVG was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (RGB Figure 4), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement, however no production figures are available.

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and followed-up by drilling by the Tanzanian Mineral Resources Division.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company approved by the Tanzanian State Mining Company (Stamico) in 1972 and the exploration and mining activities during this period are summarised in Table 5. The mining ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of Run of Mine (RoM) ore was mined at a diluted grade of approximately 3g/t Au to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited (EAM) and additional surface and subsurface gold resources were identified.

Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the LVG developed after significant gold discoveries (Figure 2).

EAM explored 40km of contiguous strike length of the RGB. During that time (2003) Spinifex Gold, the original parent company to East Africa Mines, merged with Gallery Gold Limited of Australia. Gallery then became the parent company of East Africa Mines. Iamgold Corporation acquired Gallery Gold in March 2006 and held the Buckreef project until July 2009.

Table 5 : Summary Buckreef Exploration and Mining between 1960 and 2003

DATE	EXPLORATION UNDERTAKEN
1960	13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone 107m long, 8m wide and extending to 122m depth.
1968	1968 13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-13).
1970s	Early 1970 s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m

DATE	EXPLORATION UNDERTAKEN

1972	1972 Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)
1973-	Further underground development and 3 diamond drill holes (BGMDD01-03) by
1979	BGMC.
1978-	Treatment plant and other facilities established with financial assistance from
1981	Swedish International Development Agency
1982-	Gold production commenced but reached only 25-40% of forecast targets.
1988	Production figure unavailable.
1988	Review of operations by British Mining Consultants Ltd who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	1990 Mining ceased and workings flooded. Total ore extracted estimated at approximately100, 000t @ 3-4g/t Au
1992	Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd)

Source : Hellman and Schofield 2007
6.1	Historical Mineral Resource Estimates

Numerous historic Mineral Resource estimates have been made for the Buckreef Project from 1995 through to the Mineral Resource estimate published by Hellman and Schofield in the “Technical Report on the Buckreef Gold Project” 2006.

The 2006 JORC compliant Mineral Resources were estimated using Multiple Indicator Kriging (MIK) on historical drilling data with GS3 software produced by Hellman and Schofield. The geological wireframe models included mineralised envelopes, major rock type boundaries, oxidation surfaces and topography. Interpreted mineralised domains, that were identified at approximately 0.3g/t Au minimum included grade and interpreted as cross-section outlines shaped to drill hole traces in 3D. Variogram analysis of the spatial continuity of gold grades within the Main and North Lodes at Buckreef indicated a relatively weak long-range continuity in the horizontal plane parallel to local structural trends in the mineralisation and in cross section. This weak long range continuity is steeply dipping to the west.

Primary Mineral Resource panel dimensions of 10mE x 20mN x 5mRL were used by Hellman and Schofield. The large size of the model panels leads to more robust resource estimates, which more closely resemble the resources achieved during mining. The resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The historic 2006 JORC compliant Mineral Resource estimate for the Buckreef Prospect by Hellman and Schofield in presented in Table 6:-

Table 6 : Historic JORC Compliant Mineral Resources for Buckreef Prospect 2006

MEASURED			INDICATED			MEASURED+INDICATED			INFERRED
Tonnage (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnage (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnage (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnage (Mt)	Au Grade (g/t)	Contained Au (Moz)
3.35	2.70	0.29	2.56	2.20	0.18	5.91	2.40	0.46	5.89	2.20	0.41

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Source: Hellman and Schofield 2006
Cut-off grade 1%Au
Widths range 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
Venmyn has not independently audited the Mineral Resources
Venmyn did not perform a full scale due diligence of the available information

7	REGIONAL GEOLOGICAL SETTING (NI 9)

The Buckreef Project is situated within the LVG of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts (Figure 4), which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana.

Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production. Geita and Bulyhanulu are considered world-class deposits, together representing in excess of 35Moz of gold resources.

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group. The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

Gold mineralisation within the LVG occurs in a number of styles including:-

•	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;
•	mineralisation within major ductile shear zones;
•	mineralisation associated with replacement of iron formation and ferruginous sediments; and
•	felsic (porphyry) hosted mineralisation, such as within the

Rwamagaza Greenstone Belt. Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:-

•	structural lineaments trending at 120º;
•	flexures and splays to the 120º trend (such as at Golden Pride);
•	structural lineaments at 70º (such as at Golden Ridge); and
•	granite-greenstone contacts (such as at the Ushirombo and Rwamagaza Greenstone belts).

7.1	Local Geological Setting (NI 9)

The Buckreef Project area covers the eastern portion of the eastwest trending Rwamagaza Greenstone Belt (RGB) (Figure 4), which forms part of the Sukumaland Greenstone Belt.

The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses (Figure 5). The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid (Figure 5).

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of poorly outcropping basaltic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies parallel to the flow stratigraphy, which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Large batholithic granites intrude the RGB and the possibility exists that the RGB forms part of a much larger belt that has been dissected by the intrusions. Aeromagnetic surveys over Buckreef indicate the presence of granites at depth (Figure 6).

VENMYN
Independence you can trust
Tanzanian Royalty
FIGURE 04

REGIONAL GEOLOGICAL SETTING OF THE BUCKREEF PROJECT

N
2°30'
3°00'
3°30'
4°00'
4°30'
31°30'
32°00'
32°30'
33°00'
33°30'
Geita Greenstone Belt
GEITA
PROJECT AREA
Rwamagaza Greenstone Belt
TULAWAKA
KITONGO
BULYANHULU
GOLDEN RIDGE
NYAKAFURU
MYABI
CHOCOLATE REEF
LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Granitoids:
Late orogenic high K granites
Syn-orogenic granodiorites and granites, locally intruded by alaskites and microgranites
Granitic gneisses, migmatites
0
Scale:
25km

GEOLOGICAL LEGEND:

Cenozoic

Mbuga - Alluvial deposit and lake deposits

Proterozoic

Bukuban System, siltstone and shale, basic sills; conglomerate, gritstone, quartzite

Archean Greenstone Belt

Nyanzian system, including:-

- Flyschoid sediments and metamorphic equivalents
- Acidic volcanics
- Banded Ironstone Formation (BIF)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)
- Gneiss

Granitoid Shield

Granite / Gneiss complex including K-rich late Nyanzian intrusives

LOCALITY WITHIN TANZANIA

Mwanza
Project Area
Dodoma
Dar Es Salaam

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1025_TanzaniaRoyaltyBuckreef_June2011

The mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy.

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. Furthermore, these remnants are largely re-cemented transported laterites. As a consequence of this period of erosion, the weathering profile across the belt is relatively shallow across both Buckreef and Buziba Prospects. Major zones of secondary enrichment are therefore not developed at either Buckreef or Buziba, but there is evidence of localised enrichment in the shallow oxidation profiles in both areas. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

The prospect host rocks comprise meta-basalt, which are generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

8	DEPOSIT TYPE (NI 10)

The LVG hosts numerous small scale and five largescale orogenic gold deposits. Term orogenic gold deposit is broad in scope and encompasses meso-thermal gold deposits, shear-hosted, lode-gold and metamorphic gold deposits.

Typically, orogenic gold deposits are formed in regionally metamorphosed terranes, during compressional or transpressional tectonic processes at continental plates margins, in accretionary or collisional orogenic events. In both tectonic regimes, hydrated marine sedimentary sequences are added to continental margins. Subduction related thermal events then drive extensive hydrothermal fluid systems through the hydrated accretionary sequences, which results in the emplacement of gold bearing quartz veins from depths of 15km-20km to surface (Groves 1997). The mineralisation is commonly post the derformation of the host rock but is syn-orogenic with respect to the on-going deep crustal, subduction related thermal processes (Groves 1997). In addition, mineralisation has been theorised to be associated with short-lived pulses of metamorphic fluids that are released by the rapid devolatilisation of a rock column undergoing burial in a convergent orogen.

The LVG deposits are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining. The largest deposit at Geita is hosted by ferruginous chert-pelite units.

The RGB hosts numerous small scale gold deposits exploited by small scale miners, as well as the Tulawaka Mine (0.4 Moz) at the western limit of the RGB, 56km to the west of the Buckreef Mine (Figure 2). All the deposits currently being exploited by artisanal miners in the Buckreef Project area consist of narrow discontinuous quartz veins within meta-basalts.

9	MINERALISATION (NI 11)

The Buckreef Project consists of four prospects namely, the dormant historic Buckreef Gold Mine at the western limit of the project area, the Tembo and Bingwa prospects and the Buziba prospect 20km to the east as shown in Figure 2.

The Buckreef Prospect

The Buckreef Prospect is a shear zone hosted gold deposit hosted by mafic basalts and dolerites (referred to locally as a lode), in close proximity to a basement granite. The Buckreef Mine is located on a clearly defined, east-northeast/west-southwest trending, 5m-30m wide and 8km long, brittle-ductile shear zone within relatively undeformed mafic volcanics. Gold mineralisation is controlled within the regional shear by a fault zone with a 10m true width, continuous for over 1.5km strike length, is associated with intense brecciation and quartz, carbonate, sericite pyrite alteration.

The mineralisation on the main fault zone can be divided into three domains (Main Zone, West Zone and Buckreef north Zone) separated by altered but less well mineralised material as summarised below:-

	—	Main Zone has a strike length of 600m, dips steeply to the west and is extends to at least 400m below surface; and

	—	Buckreef North Zone has a strike length of 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

The two predominant zones of mineralisation at Buckreef namely, Buckreef Main and Buckreef North Zones, are distinguished by the orientation of the main hosting shear and associated foliation. The main shear deviates away from it s north trend at Buckreef Main towards a more northwest orientation at Buckreef North. The southern strike extent of the shear, as well as several sub parallel structures, have been identified as targets for further exploration. The bulk of ductile fabric is post mineralisation and does not necessarily reflect stress conditions during the mineralising event.

The fault zone was subjected to early, pervasive iron carbonate alteration, which has undergone later brittle fracturing and brecciation with re-cementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in halos surrounding the zones of quartz veining and the degree of quartz veining is directly related to the tenor of the associated gold mineralisation. A late stage veining event characterised by white, bucky quartz veins is evident in the main zone and is barren of gold mineralisation, but is the only visible sign of the structure in outcrop.

The gold mineralisation at Buckreef is non-refractory in both fresh and oxide material. Deep drill holes indicate that high grade mineralised zones plunge steeply to the north. Several narrow, more discontinuous sub-parallel zones of similar alteration and mineralisation have been defined both to the west and to the east of the main fault zone.

Detailed logging of drill core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones. The base of the oxidation zone occurs between 15m and 40 metres, with an average depth of 30m, and the overburden consists of both black cotton soils and lateritised duricrusts with an average depth of ±3m-4m, to a maximum of 20m.

The Buziba Prospect

The Buziba Prospect is located at the eastern end of the RGB (Figure 2, Figure 4 and Figure 5), Buziba was initially explored by Madini (Mineral Resources Department), East Africa Mines Limited (EAM), Tanganyika Gold Ltd (TGL) and most recently by IamgoldT from 2006 to 2009, with the object of defining a Mineral Resource in the area.

The Buziba mineralisation is hosted in pillowed mafic units similar to that at Buckreef, but is less structurally confined and appears to be related both to, discontinuously developed zones of cleavage and to zones of intense potassium feldspar+quartz alteration associated with a suite of feldspar porphyry dykes and an internal felsic intrusive body. The gold mineralisation comprises two sets of quartz veins, which developed contemporaneously with existing cleavage zones. Veins show all degrees of deformation into the fabric suggesting that mineralisation continued syn-deformation. Numerous examples of virtually undeformed veins bearing the same alteration assemblage indicate that the mineralisation probably continued post peak deformation as well.

The geometry of the mineralisation is highly irregular, forming a zone 200m thick and extending eastwest for at least 2,500m on the northern margin of a small granitic body. The mineralised alteration envelope appears to dip steeply to the south, sub-parallel to the stratigraphy and to the regional fabric. The majority of the mineralisation is directly related to veining and the deformation of veins seems to have influenced the variable gold distribution in the zone. The feldspar porphyry dykes and associated quartz-feldspar-biotite alteration have also acted to localise veining by forming rheological contrasts in the mafic sequence during the deformation events. The original intrusion of the dykes and the alteration has also influenced the geometry and continuity of the later gold mineralisation.

Minor chalcopyrite, pyrrhotite and magnetite are known in the zone but the only sulphide of significance in the system is pyrite.

The Tembo Prospect

The Tembo prospect is located approximately 3km southwest of Buckreef, adjacent to the main Rwamagaza Shear Zone. Gold mineralisation at Tembo is tightly constrained within eastwest shears in meta-basaltic volcanic units. Alteration within the shear zone is characterised by a silicacarbonate-pyrite assemblage with the shear fabric being well preserved. Gold is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric.

The Bingwa Prospect

The Bingwa prospect is located at the northern margin of the RGB, adjacent to a sheared contact with a granitic intrusive and is approximately 4km east of Buckreef. Gold mineralisation has been identified in a drilling programme over a strike length of 350m and up to 100m below surface, with the main zone of mineralisation occurring over a strike length of 150m. Gold mineralisation at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in the shear zone abutting the granitoid contact. The shear zone strikes northeast and dips steeply to the northwest. The main zone of mineralisation is associated with the junction of a northwest striking, shallowly north dipping fault and the northeast striking shear zone.

Deformation, alteration and gold mineralisation appear to be localised to rheological contacts, between basalt and the early quartz veins and also along the margin of the granite. The difficulty in constructing continuous grade envelopes may be due to limited continuity of the early quartz vein array, and/or the possibility that the veins are folded, transposed and boudinaged within shear zones.

The majority of the mineralisation defined to date occurs within the oxide zone, which extends to 40m-60m below surface. The entire deposit is overlain by 5m-8m of overburden and transported alluvial. Much of the Bingwa gold mineralisation in the weathered profile occurs in lower saprolite, below the redox boundary.

There is negligible upper saprolite below the overburden cover. Given that there is typically limited chemical dispersion of gold in lower mafic saprolite, this may be one of the reasons for poor lateral grade continuity at the Bingwa prospect.

10	EXPLORATION (NI 12)

The Buckreef Project, which includes the Buckreef and Buziba prospects, as well as Tembo and Bingwa, has seen the subject of numerous exploration programmes by several companies over more than fifty years. As summarised in Table 5 and Section 6, the project was originally defined by a 1966 United Nations exploration programme following up artisanal workings. The deposit was subsequently explored by the Tanzanian Mineral Resources Division (Madini) and developed into a small underground mine by Buckreef Gold Mining Company, a wholly owned subsidiary of the State Mining Corporation (Stamico). The Buckreef Mine closed down in 1990 due to low gold prices and lack of working capital resulting in inability to purchase fuel and maintain plant ending in the flooding of the mine.

Historically, the main focus of exploration was the Buckreef and Buziba Prospect areas and remainder of the tenement holding was largely under-explored resulting in limited sub-surface information. The exploration programmes conducted on the project area post 1999 are summarised in Table 7 and Table 8 and included regional mapping to 1:5000, gravity and IP surveys, reconnaissance geochemical surveys and extensive drilling programmes:-

Table 7 : Summary of Exploration of Buckreef between 2000 and 2010

DATE	EXPLORATION UNDERTAKEN
1999-2000
EAGM signed an earn-in agreement with Ashanti AngloGold to explore Buckreef Project which was terminated late 2000. 16,324m of drilling in 67 drillholes, 18 of which were RC and 49 drillholes diamond (15,363m)

2001-2003
Spinifex Gold, operating for EAM, ran the project with very limited exploration work based on the follow up recommendations from the final exploration report by Ashanti AngloGold. 610 RC drillholes (49,000m) with 6 diamond drillholes. IP geophysical survey over Buckreef

2004-2005
Following the merger between Spinifex Gold and Gallery Gold in 2003 significant exploration work was concluded on the project and new resources established on the Buckreef Mining licence. Resources were improved at Tembo and Bingwa prospects. Geophysics and geochemical soil surveys completed with additional RAB, RC and diamond drilling.

2006-2009
Following the merger between Gallery Gold and Iamgold Corporation of Canada in March 2006 EAM changed names to Iamgold Tanzania Ltd. Under IamgoldT, Buckreef Project was completed up to commencement of pre-feasibility studies before the company decided to close all its exploration activities in Tanzania in 2009 and in so doing decided to surrender back to the government all its exploration portfolio under the Buckreef Re development Agreement. 2,949 drillholes were drilled for 142,302m including 2,160 aircore, 745 RC and 44diamond drillholes. Regional soil and termite mound reconnaissance sampling programme. Regional mapping.

2010	In March 2010 the government of Tanzania granted afresh all the surrendered licences to Stamico, including the existed applications under IamgoldT.
Source : Iamgold 2010

10.1	Geophysics

Gravity Surveys

Spectral Geophysics (Botswana) was contracted during April 2008 to complete ground gravity surveys over the 5km2 and the data was interpreted by Southern Geoscience Consultants (SGC) in Australia. The final results were compiled into a 1:20,000 scale geological interpretation delineating twenty one targets and the Rwamagaza Shear Zone. Gravity surveys proved effective for the location of large first order structures and in 2008 the airborne magnetic data was interpreted into an image atlas for future target definition.

IP Surveys

During 2007, 14 Induced polarization (IP) survey blocks were completed over 4 areas the four prospects Buckreef, Tembo, Bingwa and Buziba by Spectral Geophysics and processed by SGC Australia (Figure 6). These survey results highlighted altered fault/shears zone structures and in conjunction with magnetics can be used for targeting prospective strike extensions of existing ore bodies.

10.2	Geochemistry

Several historical soil and rock chip sampling programs were completed over the Buckreef project area on a grid of 100mx100m, with closer spaced grids (80mx40m) over historical target areas and targets with a high density of lineaments and interpreted mineralised structures. A total of 2,028 rock chip samples, 29,546 soil samples and 481 termite mound samples were taken during the period 1992-2009.

Transported laterite, combined with Mbuga soils (60% of the area), hampers geochemical sampling and interpretation and Iamgold completed termite mound sampling over the problematic areas. To date the termite sample density is too low for identification of meaningful anomalies.

The results of the soil geochemistry results are presented in Figure 7 and the observed anomaly trends are consistent with the known structures in the area. The largest soils anomalies occur are over the two main deposits at Buckreef and Buziba, showing minor anomalies in secondary cross cutting structures.

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FIGURE 06

IP AND AEROMAGNETIC SURVEYS - 2007

IP SURVEY COMPLETED IN 2007

BUCKREEF MINE
BINGWA
TEMBO
BUSOLWA-BUZIBA
MINZWEL
N
Tenement Outline
IP Survey Outline (Blocks 1-14)
PML 'Claim' Outline
0
Scale:
5km

BUCKREEF IP SENSITIVITY

0
Scale:
500m

BUCKREEF IP CHARGEABILITY

0
Scale:
500m

AEROMAGNETIC SURVEY ON BUCKREEF SHOWING EXTENT OF BURIED MAGNETIC GRANITE

0
Scale:
5km

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

Table 8 : Exploration Details for Buckreef Project 1992 to 2009

YEAR	GEOCHEMISTRY SAMPLING PROGRAMME				DRILLING							GEOPHYSICS
	Soil	Rock	Termite	RAB		AC		RC		DD
Samples	Samples	Samples	Holes	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres
1992	-	-	-	3	66	-	-	-	-	-	-
1993	-	-	-	-	-	105	1,576	-	-	-	-
1994	-	-	-	-	-	110	1,619	49	2,981	-	-	Ground magnetics and trenching

1995	-	-	-	-	-	732	9,906	115	7,333	25	4,532

1996	505	191	-	15	122	297	3,584	31	1,148	-	-
1997	1,486	269	-	1,300	47,061	484	7,403	382	29,428	-	-
1998	2,152	314	-	-	-	-	-	7	653	-	-
1999	12,807	772	-	602	16,803	43	1,744	-	-	-	-
2000	3,477	230	-	1,253	31,073	-	-	96	9,252	3	249
2001	-	-	-	-	-	-	-	-	-	-	-
2002	2,718	35	-	19	789	486	14,233	79	8,200	8	1,539
2003	1,738	-	-	-	-	1	26	6	542	-	-

2004	4,245	204	-	130	3,033	535	14,684	385	25,743	54	11,976	IP completed by Search Geophysics

2005	289	-	-	-	-	969	32,827	467	50,493	51	7,077
2006	129	-	-	-	-	130	4,222	234	23,316	8	1,116	4 blocks Ground IP

2007	-	-	-	-	498	17,600	391	32,839	14	1,166		survey completed

2008	-	13	481	-	-	550	14,912	107	10,255	12	809	2 blocks Ground Gravity survey completed

2009	-	-	-	-	-	-	-	-	-	-	-
TOTAL	29,546	2,028	481	3,322	98,947	4,940	124,336	2,349	202,183	175	28,464
Source : Iamgold 2009

10.3	Exploration on Buziba

As indicated in Table 5 and Table 7 a significant proportion of the exploration data for Buziba was acquired by EAGM a subsidiary of Gallery Gold Limited and Spinifex Gold Limited. The Buziba prospect was explored since the late 1970s and no modern, large scale mining, has occurred, although there is ongoing artisinal mining activity across the entire project area. The combined historical and drilling programme undertaken on Buziba is summarised in Table 9 and details of which presented in Section 11.

The geology of the area is detailed in a report by Tunks and Rogers (2006) and during early 2006 it was recognized that much of the previous mapping and logging in the area was inconsistent and/or incorrect. To remedy this problem a complete revision of all rock types, alteration and structure was undertaken and supported by extensive petrological work. This resulted in a complete revision of the rock codes and subsequent re-logging of all drilling in the Buziba area. The entire preserved drill hole samples were re-logged during May-July 2006, based on a new geological legend developed in March-April 2006.

The details of the soil geochemistry and geophysical surveys over the Busiba prospect are presented in Sections 10.1and 10.2, and illustrated in Figure 6 and Figure 7. The historical drilling programme for Buziba is summarised in Table 9:-

Table 9 : Summary of the Historical Buziba Drilling Programme

PHASE	EXPLORER	DATE	TYPE	NUMBER OF DRILLHOLES	LENGTH (m)

1 to 4	Spinifex	Pre 2005	RC	162	12,429
			DDH	18	15,860
5 to 6	EAML	2005	RC	377	36,274
			DDH	16	1,879
6	EAML	2005	RC	146	16,235
			DDH	11	1,401
6	IAMGOLD	2007	RC	389	38,487
			DDH	17	1,993
Source : Hellman and Schofield 2007
Note: the drilling programme was conducted on two contiguous prospects and the proportion drilled on Buziba is approximately 60%

11	DRILLING (NI 13)

Significant drilling programmes have been conducted on the Buckreef Project, as summarised in Table 5 and Table 8 and illustrated in Figure 8. The AC and RAB drilling was only used to identify potential mineralisation and the results were excluded from all resource estimations.

The RC and DD drilling at both areas was supervised by experienced geologists and completed by professional drilling contract companies independent of IamgoldT. RC and diamond drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and most recently by Tandrill.

Buckreef Prospect

The Buckreef deposit was drilled on a local eastwest oriented grid with drill traverses at 20m intervals along the strike of the gold mineralisation above 1,100mRL (surface approximately 1,225mRL). The majority of drill holes were steeply angled at 60º towards the grid east or west direction, normal to the strike of the gold mineralisation. The RC resource delineation drill spacing was completed on a 40m-20m x 20m spacing at Buckreef On sections targeting the near surface gold mineralisation, the drillholes were spaced at 10m centres providing approximate 20m spaced vertical intercepts on the gold mineralisation. At Buckreef the North and Main Zone mineralisation occurs in shear zone with a true width of 10m, dipping steeply to the west. As a precaution to minimise interference and sampling by artisinal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

The diamond drilling core recovery was very good, the average core recovery was 93% (Hellman and Schofield 2007). Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

Ten HQ core holes were drilled at Buckreef to twin anomalous RC and diamond drillholes as part of a QA/QC program on historical assay practice and grade continuity. PQ metallurgical samples were collected at Buckreef.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

Buziba Prospect

The available drillhole information for Buziba originated from an RC and diamond drillhole programme conducted over six phases as illustrated in Table 9. All RC drilling undertaken historically by EAM at Buziba was completed using 5 “ hammers with auxiliary booster/compressors that permitted dry sampling. On average, the RC drilling achieved a recovery of 81% (Hellman and Schofield 2007). The diamond drillhole recovery quoted by Hellman and Schofield 2007 is approximately 90%.

The RC resource delineation drill spacing at Buziba was completed on a 25m x 20m local grid with eastwest oriented drill traverses, at an initial 50m spacing along the strike of the mineralisation, usually to a depth of 100m from surface. Later programmes oriented the holes at 60º towards the north. The initial RC holes identified as having potential for down hole water contamination were all twinned using appropriate RC or diamond drillholes.. As a precaution to minimise interference and sampling by artisinal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

A limitation to the original Spinifex data was the lack of detailed documentation describing sampling and assaying mythology used for acquiring the drill information and evidence of rigorous QA/QC protocols. EAML subsequently verified the Spinifex data through a replicate assay programme and a 34 RC twin drillhole programme.

The diamond drilling core recovery was good, the average core recovery was 93% (Hellman and Schofield 2007. Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

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FIGURE 08

DRILLING PROGRAMMES CONDUCTED ON BUCKREEF AND BUZIBA PROSPECTS

N
Buckreef
ML04/1992
6548/2010
6427/2010
Bingwa
Tembo
6546/2010
6428/2010
6430/2010
6544/2010
6431/2010
6549/2010
6547/2010
6429/2010
6432/2010
6545/2010
Buziba
9,660,000
9,650,000
380,000
390,000
400,000
410,000

DRILLING PROGRAMME - BUCKREEF

N
Buckreef
North
Zone
2800
Buckreef
Main
Zone
Shaft
2300
Buckreef
South
Zone
0
Scale:
300m

LEGEND:

- Projection of Orebodies to Surface
- ◆ ◆ ◆ RC and Diamond Drillholes

DRILLING PROGRAMME BUZIBA

N
Silanga
Zone
9325
10175
Busolwa Main
Zone
Njombo
Zone
Granite Contact
Zone
0
Scale:
500m

LEGEND:

- Potential Open Pits
- ◆ ◆ ◆ RC and Diamond Drillholes

Source: IAMGOLD 2009

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1025_TanzaniaRoyaltyBuckreef_June2011

PQ metallurgical samples were collected Busiba. All core was logged and sampled by qualified geologists in the full time employ of Iamgold. The half core is stored on site in a secure core yard facility and wet and dry core photography of uncut core undertaken. Surveys of inclination and azimuth were completed at nominal 30m-50m intervals for all RC and diamond drillholes completed since 2000. The survey tool was usually an Eastman single shot or Reflex camera and was operated by the drill contractor as part of normal drilling.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

12	SAMPLING METHOD AND APPROACH (NI 14)

The sampling methodology employed was dependent upon the drilling method and the protocols adhered to during the drilling and sampling campaign are within industry standard. The sampling of the diamond drill core was conducted by qualified geologists in the full time employment of Iamgold. In addition, Iamgold recognized that collection of samples, particularly for RC, AC and RAB samples, could introduce bias to assay results and therefore specific sampling methodology and submission procedures were followed.

The RC drilling sampling methodology comprised collection through a cyclone at 1m intervals into large plastic bags. Each metre sample was riffle split on site, weighed and moisture content recorded for every metrer interval. RC assay samples were taken as either, 3m composites or, in the case of Buziba resource drilling, at 1m intervals.

During composite sampling, the individual 1m riffle split reduced samples were collected in the field and retained for future analysis if warranted. Unique Sample ID ticket books with corresponding tear off sample tickets were printed and used to record sample details and assay samples. RC holes were stopped if persistent wet samples were encountered. The majority of RC samples collected since 1992 were homogenized and reduced to 2kg to 3kg on site by passing reduced samples at least 4 times through a single tier Jones riffler, which is demonstrated to be a more representative sample than that produced by stacked three tier splitters.

The entire length of AC and RAB drill holes was collected as 1m samples and composited to 3m samples for assay.

Diamond drill core was logged and processed for sampling on site. The majority of diamond drilling was NQ/NQ2 and core loss and drillers inconsistencies were accounted noted. Sample intervals for assaying were normally standard 1m or 0.5m lengths, varying on lithological boundaries when required. Lithological based samples did not exceed 1m in length. The core was sawed length ways. Regular cleaning of the core, core yard, saw and sampling equipment along with a prohibition on jewellery in the core yard all minimised potential contamination.

Retained RC AC RAB samples were stored in central sample stores at the Buckreef and Buziba sites, whilst the retained half of the diamond drill core is stored in galvanized core trays at the Buckreef and Buziba core yards for future reference.

All assay samples were batched on site. The half-core samples are considered by TRX to be representative of the mineralisation and no sample bias is expected. No drilling, recovery or sampling factors are considered to have materially impacted the representivity of the samples.

12.1	Rock Density Measurements

Bulk densities were determined by “weight in air versus weight in water” determinations for 1,232 samples; 837 from diamond drill core and 395 from RC samples for oxide, transitional and primary material. Based on this data set the following bulk densities for the conversion of resource volumes to tonnes are determined:-

—	oxide zone, 2.0 g/cm3;

—	transition zone, 2.5 g/ cm3;; and

—	fresh rock, 2.8 g/ cm3;.

13	SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 15)

The majority of the samples from Buckreef and Busiba were prepared either at the on-site Buckreef field laboratory or prepared and analyzed at the independent, internationally ISO accredited SGS Lakefield and Humac Laboratories in Mwanza with quality control check sampling undertaken at ALS Brisbane, ALS Johannesburg and Genalysis Laboratory Perth. Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered appropriate to meet JORC and National Instrument reporting standards.

Gold analysis was by conventional fire assay and Atomic Absorption Spectrography (AAS) to a lower limit of detection (LLD) of 0.005g/t Au. The standard laboratory preparation procedure at primary Humac laboratory was as follows:-

	—	samples were oven dried prior to preparation and splitting;

	—	RC/AC/RAB samples were cone crushed to -2mm, with equipment cleaned with compressed air;

	—	core samples were jaw crushed to -6mm and then cone crushed to -2mm;

—
a nominal 1kg to 1.5kg sub-sample was riffle split and pulverized by ring mill to -150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter-batch;

	—	approximately 200g of the pulp was collected from the master pulp; and

	—	fire assay 50g of the pulp, determination for Au by AAS, 0.01ppm LLD.

Generally a minimum of 10% of samples (new aliquots, pulps taken from 200g pulp) were repeated on a different day to the original analyses. Each fusion batch contained at least one Certified Reference Material (CRM) and one blank supplied by the laboratory. Humac reported on a quarterly basis the results of internal standards, blanks and random repeats, as well as the results of wet sieve analysis.

At all stages of the sample storage, preparation and analysis, the samples were in secure laboratory facilities. The sample preparation, analytical procedures were suitable for the particular rock type and the expected deposit characteristics.

14	QUALITY ASSURANCE AND QUALITY CONTROL (NI 16)
Systematic quality control and recording was employed on all historical exploration programmes. The QA/QC measures and results were reviewed and reported by Hellamn and Schofield in 2004 and 2007.

The ISO accredited laboratories utilised comprehensive in-house QA/QC measures from sample preparation to instrumental finish and reporting of the results. Equipment was cleaned between batches and crushing and pulverising was monitored by sieve testing. Routine laboratory Quality Control sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory. This provided an indication of any sample preparation/sub-sampling/sample digest and assay error at the primary laboratory.

The field QA/QC protocols included insertion of regular standards, duplicates and blanks in the field for all sample batches collected at Buckreef and Buziba. The resultant QC data was reviewed on receipt of assay data and assessed monthly, which permitted immediate intervention on sampling and analytical issues. Field QA/QC protocols comprised the following;-

—
commercially available CRM samples from Geostats (Australia) were inserted into sample batches at a minimum frequency of 1 in 40 within recognised mineralised zones (G302-4 at 1.68g/t Au; G6996-7C at 5.99g/t Au; G997-5 at 7.31g/t Au and G999-4 at 3.02g/t Au);

field duplicates comprised splits off the sample cyclone and the sample interval was selected by the geologist. Duplicates are taken at a nominal frequency of 1 in 40; and

blanks were 1m drill samples that had returned an assay value of less than 0.01 g/t Au, confirmed by re-sampling the interval and submitting for check analysis. Blank positions were selected by the geologist and were inserted within zones of mineralisation. This permitted assessment of cross contamination from higher grade samples during the sample preparation stage. Blanks were submitted at a nominal frequency of 1 in 40.

15	DATA VERIFICATION (NI 16) Database

The historic drillhole database, compiled from the extensive drilling programmes by previous owners of the Buckreef Project, was provided to Hellman and Schofield (2007) as the basis for the Mineral Resource estimation. The database was interrogated by Iamgold as follows:-

		—	assessment of historical field duplicates;

		—	re-assaying of historical pulp samples;

		—	several programmes undertaken of replicate assaying of archival pulps at independent referee laboratories; and

		—	a programme of 10 diamond core twinning of historical RC intersections throughout the Main Zone at Buckreef

As a consequence of the database review, some historical and all RAB and open hole percussion drill holes were deemed unsuitable for inclusion to the Mineral Resource estimation. Drillhole assay and geology logging data were supplied as Micromine database files containing collar, down-hole survey and interval tables. A summary of the available drillhole information is presented in Table 8.

	15.1	Assessment of the QA/QC Data for Buckreef Prospect

The review of the 194 re-assay sample data by Hellman and Schofield (2007), indicated acceptable assaying precision between the Buckreef, Humac and SGS Laboratories and suggests acceptable correlation between assay methods. The results of the review of 1,978 historic duplicate pairs indicated good replication.

In all cases, the assaying of the four CRM used, returned values within an acceptable range (±10%) of the recommended grade. The field blanks results showed that no significant cross contamination in the sample preparation stage occurred. Scatter plots of laboratory referee analyses show a good correlation.

The results of the RC drillholes and their twinned diamond drillholes indicated good visual correlation. Internal zones of low grade were reflected similarly in the two sampling methods. Spot checks on the calculated gold intersections proved satisfactory and the mineralised widths determined from both methodologies proved to be very similar.

The historic QA/QC data available provided assurance that the data is not flawed by sampling or assaying bias. The most conclusive data are the results from the diamond core hole twinning of the earlier RC intercepts. A positive bias toward the diamond core assaying is thought to be partly due to the undervaluing of the sample gold grade by the AR assaying used historically. The re-assaying programmes undertaken by Iamgold of archival sample pulps by fire assay at two independent assay laboratories supports this conclusion. Hellman and Schofield considered the QA/QC performance to be good and the data suitable for incorporation in Mineral Resource estimates (2007).

	15.2	Assessment of the QA/QC Data for Buziba Prospect

Hellman and Schofield undertook a comprehensive review of the QA/QC data available for all six phases of the historic Buziba drilling programme.

The Spinfex data and the 590 replicate assays relating to that, within an Au range of 0.1g/t to 20g/t Au, show good replication on scatter plots and Hellman and Schofield 2007 is satisfied that no sample or assay bias exists in that data set. The EAML data set included standard protocols of:-

—	blanks every 40 samples;

—	field duplicates every 40 samples;

—	CRM insertion every 40 samples; and

—	laboratory replicate sampling.

The 3,414 replicate pairs when plotted on scatter plots indicate good replication. The 391 field duplicates pairs show particularly good agreement consistent over all grade ranges of 0.1g/t to 20g/t Au. Hellman and Schofield is satisfied that the EAML has been gathered in a satisfactory manner and contains no bias.

The IAMGOLD data set contains 1,197 pairs of duplicate samples shows good agreement and the blanks have returned results that show no significant contamination in sample preparation.

The QA/QC data on historical drill information at Buziba provides assurance the data are not seriously flawed by sampling or assaying bias and the original data has bben verified. The conclusion is that the data is suitable for Mineral Resource estimation.

16	ADJACENT PROPERTIES (NI 17)

The Buckreef project is situated within the LVG, which is host to numerous small and large scale gold mining operations as illustrated in Figure 2 and Figure 4. The nearest large-scale gold mines and exploration projects are as follows and the localites of which are illustrated in Figure 2:-

	—	Geita Gold Mine: owned by AngloGold Ashanti Limited which produced 272,000oz of gold in 2009 (www.infomine.com);

—
Tulawaka Project: an exploration project and gold mine owned by Northern Mining and Exploration Limited and Tan range Exploration Corporation. The Tulawaka Mine produced 124,743oz of gold in 2005 and 94,000oz in2009 (www.infomine.com); and

	—	Bulyanhulu Mine owned by Barrick Gold Corporation and produced 350,000oz of gold in 2004 (www.infomine.com).

The LVG represents an important, largescale gold province in which regional mineralising systems have utilised rheologic, chemical and structural boundaries to remobilise and concentrate gold to produce economic deposits. Buckreef Project occurs in the LVG context with similarly suitable lithologic and structural features and theorectically therefore, could prove as potentially prospective.

Venmyn has not verified the public domain information with regards the Geita, Tulawaka and Bulyanhulu Mines and the information provided is not necessarily indicative of the mineralisation at Buckreef Project.

17	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 18)

The Buckreef ore has been subjected to numerous testwork programmes undertaken over a 13 year period by Independent Metallurgical Laboratories (IML) Australia. In summary, the testwork results completed for composited, representative samples from Buckreef between 1999 and 2006 were as follows:-

	—	Buckreef oxide material was free milling with cyanidation recoveries in the low 90%s;

	—	Buckreef sulphide mineralisation from Main, West and North Zones had highly variable recovery by cyanidation, returning values between the mid 70%s and low 90%s;

	—	no relationship between recovery and depth was apparent;

	—	no relationship between zone and recovery had been recognised;

	—	the mineralisation was moderately hard but no detailed comminution testwork had been conducted until 2006; and

	—	recovery improved with decreasing grind size, suggesting flotation followed by fine grinding as a potential processing route.

The initial testwork conducted in April 2005 on the Buziba Prospect focussed on multi-element head grade analysis and cyanide leaching response. A total of 33 oxide samples were composited from 2 oxide sources and 13 sulphide samples and the results of the testwork are summarised as follows:-.

	—	gravity separation recovered more than 45% of the gold into low weight concentrates for both the oxide and sulphide composites; and

•
cyanidation of both the gravity concentrates and gravity tailings gave an overall gold recovery of 94.9% for the oxide composite and 90.2% for the sulphide composite. The cyanidation tails grade for gravity concentrates were 1.92g/t Au for the oxide and 3.57g/t Au for the sulphide indicating that additional recovery could be gained through optimising the cyanidation of the gravity concentrates.

Phase 2 of the metallurgical testwork programme by IML began in 2006 on a selection of representative diamond cores samples from the Buckreef deposit.

Composite samples from the Buckreef Main and Buckreef North domains were created to represent the expected run of mine mineralisation, and subjected to a series of baseline tests through a range of process routes to identify the most appropriate treatment methodology and generate preliminary project evaluation and engineering data.

Oxide mineralisation types were evaluated by whole mineralisation leaching and gravity/leaching treatment routes and additional investigations into flotation and finer grinding for the preliminary mineralisation types were carried out by Metallurgical Project Consultants (Pty) Ltd (MPC) (2007).

The test work results indicated:-

•	moderate to high gravity recoveries for all mineralisation types;

•
the presence of coarse gold led to significant variability in the total gold recoveries for all process routes, although the variability was not sufficient to mask the comparison between process routes;

•	the removal of gravity gold prior to leaching resulted in an improvement in gold recovery for all mineralisation types with the exception of the Buziba oxide mineralisation;

•
given the relatively low cost of gravity recovery circuits and the operational benefits of excluding coarse gold from the leach circuits, it was recommended that gravity recovery be included in any project analysis;

•	fine grinding of the primary mineralisation types prior to leaching returned a modest benefit during the analysis;

•	the magnitude of the recovery increase was unlikely to be sufficient to justify inclusion of flotation and fine grinding in any project analysis;

•	preliminary coarse mineralisation leaching and coarse gravity/leaching were also investigated by MPC to determine the heap and vat leach amenability;

•
comminution test work was carried out in order to develop preliminary design criteria for the prefeasibility process design. The test work indicated that all of the mineralisation types were amenable to conventional multi-stage crushing and ball milling or single-stage crushing and SAG milling; and

•	both oxide mineralisation types contain a high clay component and may suffer from material handling problems when treated on their own.

The recommended recovery assumptions for each mineralisation type are presented in Table 10:-

Table 10 : Recommended Recovery Assumptions

DEPOSIT	GRAVITY	LEACH RECOVERY	TOTAL RECOVERY
	RECOVERY (%)	(%)	(%)
Buckreef
Buckreef Main Zone
Oxide	30	65	95
Buckreef North Primary	37	55	92
Buckreef Main Primary	41	51	92
Buziba
Buziba Oxide	45	50	95
Buziba primary	45	49	94
Source : Iamgold 2009

In 2008, a study was undertaken to establish the amenability of the Buckreef and Buziba mineralisation to dissolution via heap leaching (simulated) and bottle rolling. Ten samples were composited and exported to SGS Southdale Laboratories in South Africa for analysis.

The samples were crushed to specific sizes (50mm, 25mm, 12.5mm, 6mm and 2.34mm) and underwent simulated heap leaching using the following conditions:-

	•	pre-conditioning for 1 hour;

	•	cyanide addition (5kg\tonne);

	•	dissolution for 7 days; and

	•	samples were taken every day for analysis.

The highest dissolutions that were achieved were from -2.34mm size (achieving 88.9% recovery). As the particle size increased the gold dissolution decreased. At a crushed size fraction of 25mm-50mm (crushing/grinding any finer than this increases costs considerably) the best recovery of 75% was in oxide mineralisation. Transitional and fresh mineralisation at the same size fraction had considerably lower recoveries of 35%-50%.

18	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (NI 19)

Hellman and Schofield was retained by TRX to undertake estimation of Mineral Resources for the Buckreef Project. Hellman and Schofield estimated the Mineral Resource using Multiple Indicator Kriging (MIK), a method that has been demonstrated to provide reliable estimates of open pit Mineral Resources in gold deposits of diverse geological styles.

18.1	Mineral Resource Modelling Technique for Buckreef Prospect - Buckreef

Buckreef is a medium to high-grade gold deposit with the majority of possible economic gold mineralisation contained within vertical to steep east dipping lode structures. Several separate lodes were interpreted within the study area, with the Main and North Lodes being of most economic interest. The mineralised domains were determined from drillhole cross-sections, which were formed into 3D wireframes and used to allocate primary or mineralisation domains. Secondary or weathering domains were also allocated using weathering surfaces. No other geological controls were considered in the interpretation process.

Historical Mineral Resource estimates for the Buckreef Project used a conventional approach to resource modelling, whereby the grade for a small block was estimated using nearest neighbour, ID or Ordinary Kriging. The small block had dimensions of the likely selective mining unit (SMU) and these were incorporated into a wireframe (polygonal) interpretation, where the wireframe represents the expected volume to be available in mining, above an economic cut-off grade i.e. 1.0 g/t Au.

In gold deposits, where short scale variation in the sample grades is extreme, this conventional approach to resource estimation has often been found to produce results that bear little relation to actual recovery from the deposit. It is difficult to predict reliable grade estimate for small sized blocks from wide spaced drilling. Detailed prediction can only occur at the grade control stage of a mining operation when the drilling density allows reliable estimates of tonnes and grades of the SMU sized blocks to be made.

Hellman and Schofield employed a recoverable resource estimation technique based on Multiple Indicator Kriging (MIK) and this method provides an alternative approach to the more classical estimation methods.

Fundamental to the estimation of Mineral Resources is that the estimation error is inversely related to the size of the volume being estimated. To take the extreme case, the estimate of the average grade of a deposit generated from a weighted average grade of the entire sample data set is much more reliable than the estimate of the average grade of a small block of material within the deposit generated from a local neighbourhood of data.

Another fundamental issue relevant to the optimisation of Mineral Resources to develop an open pit mine and schedule, is that the optimisation algorithm does not require the resource be defined on extremely small blocks relative to data spacing. Small blocks cannot provide the basis for reliable estimates of recoverable resources.

The MIK method is based on large block sizes (called panels) and estimates the proportion and grade of material that will be selected as ore using a certain selected mining criteria such a specific SMU size within the panel and grade control drill pattern. The larger volume of panel is used to ensure more reliable estimates of recovered grade. In practice, panel size is tailored to drill hole spacing to ensure that each panel is informed by a sufficient and similar pattern of local data.

In more detail, the basic unit of an MIK block model is a panel that normally has the dimensions of the average drill hole spacing in the horizontal plane. The panel should be large enough to contain a reasonable number of blocks or SMUs, usually in the order of 15. The SMU is the smallest volume of rock that can be mined separately as mineralisation or waste and is usually defined by a minimum mining width. At Buckreef, primary panel dimensions of 10mE x 20mN x 5mRL were used and SMU dimensions of the order of 2mE x 5mN x 2.5mRL have been assumed.

The goal of MIK is to estimate the tonnage and grade of mineralisation that would be recovered from each panel if the panel were mined using the SMU as the minimum selection criteria to distinguish between mineralisation and waste. To achieve this goal, the following steps are performed:-

•
estimate the proportion of each domain within each panel. This estimation can be achieved by kriging of indicators of domain classifications for sample data points. In the Buckreef model proportions of each domain in each panel were calculated by passing the panels through the domain wireframes;

•
estimate the histogram of grades of sample-sized units within each domain within each panel using MIK. MIK actually estimates the probability of the grade within each panel being less than a series of indicator threshold grades. These probabilities are interpreted as panel proportions;

•
for each domain, and for each panel that receives an estimated grade greater than 0.0g/t Au, implement a block support correction (variance adjustment) on the estimated histogram of sample grades in order to achieve a histogram of grades for SMU-sized blocks;

	•	calculate the proportion of each panel estimated to exceed a set of selected cut-off grades, and the grades of those proportions.

	•	apply to each panel, or portion of a panel below surface, a bulk density to achieve estimates of recoverable tonnages and grades for each panel; and

	•	the estimates of recoverable resources for each panel are combined to produce a global Mineral Resource for the deposit..

Hellman and Schofield is of the opinion that the estimates produced by the MIK method are more robust and are a better reflection of what can be achieved in an open pit mining operation. This position has been demonstrated in practice for many years, in gold deposits of diverse geological styles.

18.2	Data Presentation and Treatment - Buckreef

Prior to compositing, intervals, which were unsampled due to being deemed unmineralised by geological drillhole logging, were allocated gold grades of 0.00 g/t Au. Un-sampled intervals resulting from intersection of stoped voids were given a assay grade of “-999”. Length-weighted average gold grades were then calculated for uniform one-metre downhole intervals and the following intervals discarded:-residuals less than 1.0 metre length.

	•	composites lying outside of the area of interest, being 480E-1290E, 1580N-3140N.

•
composites with negative gold grade i.e. composites coded by the stoped void. The retained data comprises 56,805 composites. Drill holes were viewed in cross-section and interpreted mineralised domains interpreted as cross section outlines snapped to drill hole traces in 3D. As election of the cross sections are presented in Figure 10 to Figure 13.

The cross-section outlines were then formed into 3D wireframes and the wireframes used to allocate primary (mineralisation) domain codes (Figure 9). A barren quartz-porphyry dyke is noted as cutting mineralisation on section 2580N and a vertical dip has been assumed for that unit. Otherwise no geological controls were considered in the interpretation process. Secondary (weathering) domain codes were allocated using the provided weathering surfaces.

18.3	Spatial Continuity and Directional Control on Mineralisation - Buckreef

Most resource estimation methods use a measure of spatial continuity to estimate the grade of blocks in a resource model. In some methods the measure is implicit; for example, a polygonal method assumes that the grade is perfectly continuous from the sample to its surrounding polygon boundary. Geostatistical methods like Ordinary kriging and Indicator Kriging are amongst those methods for which the continuity measure is explicit and is customised to the data set being studied. This measure in its many forms is usually called the variogram.

Geostatistics provides several measures for describing spatial continuity: the variogram, the covariance, the correlogram and many others. All are valid descriptions but not all provide a basis for constructing kriging and simulation models of mineralisation. Whatever the method of description used, it is common to use the term variogram in a generic sense to describe contour plots and directional plots of spatial continuity measures. Throughout the Buckreef Project, the maps and directional variograms used are all based on the correlogram measure. Directional correlograms are displayed inverted so as to resemble familiar variogram plots. The use of the correlogram as a robust and reliable measure of spatial continuity is proposed by Srivastava & Parker (1988) and Isaaks & Srivastava (1989). The correlogram measure has the advantages of being standardised to a sill of 1 and being robust with respect to clustering in the sample data. Models of the sample correlogram can be used directly in Ordinary Kriging and Indicator Kriging.

The various parameters of the variogram model, such as the nugget effect and ranges in different directions, describe properties of the statistical continuity of metal grades. For example, a variogram with high nugget may indicate that there is a high level of error in the sample grades being used to construct the variograms or that there is a high degree of variability in the grade over very short distances in the mineralisation. A different range in one direction compared to another is likely to be indicating that grade is more continuous in one direction than another.

Gold and indicator variograms were calculated and modelled for the following data subsets generated by the flagging of the resource composites to each of the mineralised wireframes:

	•	Domain 2, All sub-domains, Main Lode

	•	Domain 4, All sub-domains, North Lode

	•	Domain 6, All sub-domains, West Lode

Domain 2 indicator and gold variograms were used in the estimation of Domain 1 and 3, there being too few samples to calculate useful directional variograms for these domains. The Domain 2 variograms were also applied to the estimation of the waste domain (Domain 0). Domain 4 indicator and gold variograms were applied to Domain 5 for estimation. The Domain 6 variograms were also applied to the estimation of the Domain 7 and 8.

Indicator transforms were undertaken with probability thresholds 0.1, 0.2, 0.3, 0.4, 0.5, 0.6, 0.7, 0.75, 0.8, 0.85, 0.9, 0.95, 0.97 and 0.99 for data in each data subset. The modelled variograms are shown in Figure 14 and show the 3Dvariogram surface maps for the median indicator variogram for each of each of the mineralised domains modelled. The viewing angle is generally looking north and down. The spatial continuity shown in the median indicator variograms of the modeled domains reflects the orientations to the gold mineralisation that are observed from views of the resource composits in cross section and plan. The orientations seen for each domain modelled in summary are:-

	•	the Main Lode 3D-variogram surface show the dominant control on the gold mineralisation to be within a steep (close to vertical) plane striking grid north south;

	•	the North Lode is characterised by a steep plane striking 20-30 degree west of north with a suggestion of a weak northerly plunge; and

VENMYN
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FIGURE 09

Easting
Northing
RL
Underground Workings
1
2
3
4
5
6
7
8

DOMAIN	GEOLOGY
1	Southern and Easter Lodes
2	Main Lode
4, 5	North Buckreef
6, 7	North east Striking Lodes
8	Barren Quartz Porphry dyke

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

	•	the gold mineralisation within the West Lode is oriented within a east of north plane steeply (030 mine grid) dipping to the south.

18.4	Resource Classification - Buckreef

Panels in the resource model were been allocated a confidence category based on the number and location of samples used to estimate proportions and grade of each panel. These confidence categories at Buckreef equate to Measured, Indicated and Inferred resources. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.

The search parameters used in the Buckreef classification of a panel resourceare:-

•
minimum number of samples found in the search neighbourhood: for Category 1 (Measured) and Category 2 (Indicated) Mineral Resources, this parameter is set to twelve. For Category 3 (Inferred) a minimum of six samples is required. This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

•
minimum number of spatial octants informed: the space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate are relatively evenly spread around the panel and do all originate from a single drillhole. For Category 1 and 2 resources, at least four octants must contain at least one sample. For Category 3 panels, at least two octants must contain data.

•
the distance to informing data: the search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel. Panel dimensions and the sampling density in various directions normally influence the length of these radii. It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model. For Category 1 resources the easting, northing and elevation search radii are set to 10, 25 and 25 metres respectively. For Category 2 and 3 resources they are set at 15, 37.5 and 37.5 metres respectively (representing a 50 per cent expansion of the Category 1 radii).

	18.5	Buckreef Prospect Resource Classification

The Buckreef Prospect Mineral Resources were estimated over approximately 1,400m of strike length and to a depth of 575m below surface using the MIK technique implemented with GS3 software, a dedicated resource estimation software produced by Hellman and Schofield. As discussed previously, the model estimates mineralisation into panels with dimensions of 10m (east) by 20m (north) by 5m (elevation), which approximates the drillhole sample spacing throughout the majority of the study area.

A block support adjustment was used to estimate the gold resources at Buckreef. The shape of the local block gold grade distribution was assumed to be lognormal. The gold estimates within each panel were initially classified according to the distribution of sampling in the kriging neighbourhood.

This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The Mineral Resource model has been depleted for mineralisation previously mined in underground workings.

The global Mineral Resource estimates were determined at cut-off grades which would span the range of interest for open pit optimisation.

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FIGURE 10

PLAN OF THE MIK MODEL FOR BUCKREEF

3000mN
2900mN
2800mN
2700mN
2600mN
2500mN
2400mN
2300mN
2200mN
2100mN
2000mN
Figure 13
Figure 12
Figure 11
600mE
700mE
800mE
900mE
1000mE
1100mE
1200mE
1300mE

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

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FIGURE 11

SECTION THROUGH THE MIK MODEL, 2,380mN

Figure 13
Figure 12
Figure 11

RECOVERABLE GRADES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC004
BMRC023
BMRC022
BMRC021A
BMRC020

RESOURCE COMPOSITES
<0.3
0.3 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 4.0
4.0 to 10.0
>10.0
RECOVERABLE GOLD
<1.0
1.0 to 1.2
1.2 to 1.5
1.5 to 2.0
2.0 to 5.0
>5.0
RESOURCE CATEGORY
Measured
Indicated
Inferred

RESOURCE CATEGORIES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC004
BMRC023
BMRC022
BMRC021A
BMRC020

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

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FIGURE 12

SECTION THROUGH THE MIK MODEL, 2,480mN

Figure 13
Figure 12
Figure 11

RESOURCE COMPOSITES
- <0.3
- 0.3 to 0.5
- 0.5 to 1.0
- 1.0 to 2.0
- 2.0 to 4.0
- 4.0 to 10.0
- >10.0

RECOVERABLE GOLD
- <1.0
- 1.0 to 1.2
- 1.2 to 1.5
- 1.5 to 2.0
- 2.0 to 5.0
- >5.0

RESOURCE CATEGORY
- Measured
- Indicated
- Inferred

RECOVERABLE GRADES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE

RESOURCE CATEGORIES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

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FIGURE 13

SECTION THROUGH THE MIK MODEL, 2,740mN

Figure 13
Figure 12
Figure 11

RECOVERABLE GRADES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
1000mRL
975mRL
850mE
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC050
BMRC049
BMRC048
BMRC047
BMDD002
BMDD051

RESOURCE COMPOSITES
- <0.3
- 0.3 to 0.5
- 0.5 to 1.0
- 1.0 to 2.0
- 2.0 to 4.0
- 4.0 to 10.0
- >10.0

RECOVERABLE GOLD
- <1.0
- 1.0 to 1.2
- 1.2 to 1.5
- 1.5 to 2.0
- 2.0 to 5.0
- >5.0

RESOURCE CATEGORY
- Measured
- Indicated
- Inferred

RESOURCE CATEGORIES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
1000mRL
975mRL
850mE
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC050
BMRC049
BMRC048
BMRC047
BMDD002
BMDD051

Source: Hellman and Schofield, 2007

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D1025_TanzaniaRoyaltyBuckreef_June2011

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FIGURE 14

3D VARIGRAM SURFACES FOR BUCKREEF PROSPECT

DOMAIN 2 - MAIN LODE

elevation
easting
northing

DOMAIN 4 - NORTH BUCKREEF

50
0
-50
elevation
0
easting
0
northing

DOMAIN 6 - NORTH-EAST STRIKING

elevation
easting
northing

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1025_TanzaniaRoyaltyBuckreef_June2011

TRX previously published (Dec 2010) a Mineral Resource statement based on a selection of the global Buckreef Project Mineral Resource. The selection included Indicated and Measured Mineral Resources, which occur from natural surface at 1,225mRL to 1,100mRL, which was the anticipated maximum depth (125m) which could potentially be economically mined by open-cast mining methods. The Inferred category erroneously included the Mineral Resources below the 1,100mRL and is correctly reported in Table 11.

The selected Mineral Resource was reported at a cut-off grade of 1g/t Au, as presented in Table 11. The economic cut-off grade for the 1g/t Au estimate was calculated at a gold price of USD550/oz, recovery of 90% and total operational costs of USD17.5/t (as benchmarked from Tulawaka and Buzwagi Mines).

Table 11 : Dec 2010 Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project

DEPOSIT	MEASURED			INDICATED			MEASURED PLUS INDICTED			INFERRED
	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grad e (g/t)	Contained Au (Moz)
Buckreef	3.066	2.7	0.265	1.076	2.4	0.083	4.142	2.6	0.348	0.8	2.1	0.05
Buziba	~	~	~	6.565	1.7	0.361	6.565	1.7	0.361	2.14	1.6	0.11
Tembo Bingwa	~	~	~	~	~	~	~	~	~	1.129	3.4	0.123
TOTAL	3.066	2.7	0.265	7.641	1.8	0.444	10.707	2.04	0.709	4.069	2.3	0.283

Source: TRX 2010
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Includes only those Mineral Resources above the 1,100mRL
level Inconsistencies in totals are due to rounding
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
55% attributable to TRX
Cut-off grade 1g/t Au

In the light of the current global gold market, TRX has reviewed the cut-off grade parameter and dispensed with the depth selection criteria, as the mineralisation could potentially be economically mined by both open pit and underground methodologies. Calculating the cut-off grade at the both current gold spot price of approximately USD1,500/oz and a three year average of USD1,024/oz (Section 20), the economic cut-off grade ranges from 0.39t/t Au to 0.6g/t Au. TRX made a strategic decision to republish the Mineral Resource estimate at an average of 0.5g/t Au cut-off, as more in keeping with the current global market.

The National Instrument compliant Mineral Resources for the Buckreef Prospect estimated by Hellman and Schofield at 0.5g/t Au are presented in Table 12:-

Table 12 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect June 2011

	MEASURED			INDICATED			INFERRED			MEASURED+INDICATED
Cut-off Grade (g/t)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
0.5	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
0.6	4.729	2.19	0.333	3.310	2.01	0.214	6.386	2.05	0.421	8.039	2.12	0.547
0.7	4.337	2.33	0.325	2.978	2.17	0.208	5.742	2.21	0.408	7.316	2.26	0.533
0.8	3.989	2.46	0.315	2.698	2.31	0.200	5.188	2.37	0.395	6.687	2.40	0.516
0.9	3.676	2.60	0.307	2.455	2.46	0.194	4.712	2.52	0.382	6.131	2.54	0.501
1.00	3.394	2.74	0.299	2.243	2.60	0.187	4.298	2.67	0.369	5.637	2.68	0.486
1.1	3.136	2.88	0.290	2.056	2.74	0.181	3.934	2.82	0.357	5.191	2.82	0.471
1.2	2.905	3.01	0.281	1.889	2.88	0.175	3.613	2.97	0.345	4.794	2.96	0.456
1.5	2.332	3.42	0.256	1.485	3.30	0.158	2.840	3.41	0.311	3.817	3.37	0.414

Source: Hellman and Schofield 2007, 2011
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
55% attributable to TRX

18.6 Mineral Resource Modelling Technique for Buziba

The principle of the Mineral Resource estimation methodology applied to the Buziba prospect is similar to that described in the preceding sections for Buckreef prospect.

The primary mineralised wireframes for incorporation into the resource model were estimated as follows and are illustrated in Figure 15:- •

•
where no geological features could be utilised to guide interpretations drillholes were viewed in cross-section and interpreted mineralised domains, at nominal 0.2g/t Au minimum included grade, were interpreted as cross-section outlines snapped to drillole traces in 3D. The cross-section outlines were then formed into 3D wireframes; and •

•
in areas where there is a clearly observed correlation between samples logged as porphyry/ granite and the occurrence of gold, sectional outlines have been interpreted based on the lithological logging in drill holes and these formed into a 3D wireframe.

The primary wireframes are used to allocate mineralisation domain codes. The primary domains are further subdivided into oxide, transition and primary material types. In addition to the 6 primary mineralised domains, domain 0 captures all peripheral resource composites and are included in the modelling process (Figure 15). The following are observations pertaining to the summary statistics for the mineralised modelling domains:-:

•
the grades are neither higher nor lower in oxide, transition or primary zones within the modeling domains. All mineralised domains and sub-domains (i.e. not including Domain 0) generally show mean grades of approximately 0.3g/t Au to 0.6g/t Au. The notable exception is Domains 2 where average grade of all oxidation domains are in excess of 0.8g/t Au;

•
all distributions are highly skewed, as expected for a gold deposit. Coefficients of variation (C.V.) are moderate to very high (generally range between 1.5 to over 7.0), which reflects the highly variable nature of the gold grades coupled with, in some cases, high maximum grades seen in the domains;

•
the majority of domains have only small numbers of oxide and transition sample grades, therefore making meaningful statistics difficult to generate. For this reason when calculating the indicator statistic for the domains for use in the MIK modelling, in some cases uses a combined data set where all available grade data for a domain is used; and

•
there are composites that have grades over 102g/t Au in the data set. To mitigate the effect of these grades on the calculation of the indicator statistics used in the MIK model, particularly the average grade of highest indicator threshold, for the current studies these composites have been excluded from the data set when calculating the indicator class means.

18.7 Spatial Continuity and Directional Controls on Mineralisation - Buziba

Gold and indicator variograms were calculated and modelled Domains 1, 2, 3, 4 and 5 using a single set of indicator and gold variograms (Figure 15) and applied to all Domains and sub-domains. Domain 7 indicator and gold variograms were used for Domains 7.

The complete set of indicator variograms generated for the current study is in excess of 100 directional variograms and are therefore not able to present fully but representative variograms are included in Figure 15 as an example. The spatial continuity variograms indicate that the dominant control on the gold mineralisation is within steep planes dipping towards the south. The gold mineralisation changes with the local strike as reflected in the variograms and these orientations are confirmed by observations on the plots of gold grades in section and plan. The fitted models generally have a fairly large short range structure and a smaller long range structure oriented consistently with the general strike of the mineralised shear.

18.8 Buziba Prospect Resource Classification

As discussed for Buckreef prospect, the basic unit of the Buziba MIK block model is a panel that normally has the dimensions of the average drillhole spacing in the horizontal plane. The panel should be large enough to contain a reasonable number of SMUs; about 15. The SMU is the smallest volume of material that can be mined separately as mineralisation or waste and is usually defined by a minimum mining width. At Buziba the primary panel dimensions of 25mE x 15mN x 5mRL were used and SMU dimensions of 8mE x 4mN x 2.5mRL were assumed for grade control.

Panels in the Buziba prospect Mineral Resource model were allocated a confidence category based on the number and location of samples used to estimate proportions and grade of each panel. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The search parameters used to decide the classification of a panel Mineral Resoucre for Buziba prospect:-

•
minimum number of samples found in the search neighbourhood: for Category 1 (Measured) and Category 2 (Indicated) Mineral Resources, this parameter is set to sixteen. For Category 3 (Inferred), a minimum of eight samples is required. This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

•
minimum number of spatial octants informed: the space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate are relatively evenly spread around the panel and do not all derive from a single drillhole. For Category 1 and 2 resources, at least four octants must contain at least one sample. For Category 3 panels, at least two octants must contain data; and

•
the distance to informing data: the search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel. Panel dimensions and the sampling density in various directions normally influence the length of these radii. It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model. For Category 1 resources, the easting, northing and elevation search radii are set to 35, 15 and 20 metres respectively. For Category 2 and 3 resources they are set at 52.5, 22.5 and 30 metres respectively (representing a 50 per cent expansion of the Category 1 radii).

The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred may be a somewhat subjective decision. The confidence classification is essentially the domain of the Competent Person and, in Hellman and Schofield’s experience, the strategy adopted for Buziba results in a geologically sensible classification whereby Category 1 and 2 panels are surrounded by data in close proximity.

Category 3 panels may occur on the peripheries of drilling but are still related to drilling data within reasonable distances. Downgrading of these confidence categories may result from a consideration of other factors such as QA/QC, inadequate sampling (including variable drilling densities). The most important factors affecting the confidence on the resource estimates at Buziba is the lack of close spaced sectional data in parts of the study area and the genetic model for the mineralisation is still being developed.

In summary, Buziba is a medium grade gold deposit with the majority of possible economic gold mineralisation contained within shear related, vertical to steep north and south dipping structures, within quartz/pyrite veins present in shears, lithological contacts and in brittle fractured porphyries. The Mineral Resources were estimated over a 3km strike length to a depth of 230m. The search distance radii for the Measured category were set at easting 35m, northing 15m and elevation 20m. The Indicated and Inferred search radii were easting 52.5m, northing 22.5m and elevation 30m. The lack of close spaced cross section data influenced the Mineral Resource classification.

A selection of sections through the Buziba MIK model are presented in Figure 16 and Figure 17. The Mineral Resources for the Buziba Prospect at a 0.5g/t Au cut-off grade are presented in Table 13.

The increase in tonnage for the Buziba Prospect at a 0.5g/t Au cut0off as opposed to the 1g/t cut-off is accounted for by the fact that the deposit is a low grade, high tonnage deposit. The initial cut-off grade of 1g/t Au excluded a large portion of the mineralisation from the Mineral Resource estimation but the effect of lowering the cut-off has been to permit the inclusion of this mineralisation in the estimate.

The Mineral Resources for the Tembo and Bingwa Prospects were estimated by Hellman and Schofield in 2006 and 2007 (unpublished report) and have undergone no material change since that time.

The summary Mineral Resource estimate for the entire Buckreef Project, incorporating the estimate for Buziba, as well as the Mineral Resource estimates for Tembo and Bingwa, is presented in Table 13:-

Table 13 : Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5g/t Au Cut-off) June 2011

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes (Mt)	Au Grad e (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt) e (g/t)	Au Grad	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba				21.264	1.07	0.732	8.170	1.00	0.263	21.264	1.07	0.732
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
Total	5.176	2.05	0.341	24.970	1.19	0.954	17.173	1.51	0.835	30.146	1.34	1.295

Source: Hellman and Schofield 2007
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
55% attributable to TRX
Cut-off grade 0.5g/t Au

19 ENVIRONMENTAL CONSIDERATIONS (NI 25)

The Buckreef Project is primarily an undeveloped exploration project, although the project area includes the Buckreef Mine area that was exploited by Stamico until the mine closed in 1994. The historic mine site will ultimately form part of any future operation developed within the Buckreef Prospect.

The area contained within the exploration permits is subject to intensive artisanal mining of a regulated and unregulated nature. Regulated smallscale mining is undertaken within Primary Mining Licenses (PML) that are limited to a size of 10ha and available to Tanzanian nationals. Unregulated miners are more transient by nature and engage in shallow shaft sinking and the use of metal detectors to identify surface gold. The environmental impacts of these activities will require rehabilitation work by the project owner for those areas ultimately within the licence area.

Access roads and other infrastructure built for the purpose of exploration that can be used by the public or neighbouring operations must be open, provided compensation is paid and no prejudice is caused to the operator. Restricted areas may be defined within the permit to protect the environment, the natural habitat, archaeological sites, or public interest infrastructures. As part of Pre-Feasibility and later Feasibility Studies, URS (Australia) and Lorax/MTL Consulting (a Canadian/Tanzanian partnership) undertook extensive work towards an EIA for the Buckreef and Buziba Prospects.

The outstanding requirement to complete the EIA is the hydro-geological assessment. Similarly, a Social Impact Assessment (SIA) was undertaken by Social Sustainability Services Ltd of Australia and the University of Dar es Salaam in 2006. The baseline data remains with the university. The assessment identified the footprint area that would result in resettlement of affected families at project development stage.

Fortunately, Iamgold maintained high standards of environmental management and reclamation. Surface damage was fully compensated in line with government requirements under the Lands Act of 1998 (Iamgold 2009). A total of 2,702 drillpads were rehabilitated with photographic records. All the hand dug access tracks and drill lines were re-planted by the farmers with crops and natural vegetation. There will be a requirement for tree planting in the near future as per the Forest Department requirement if exploration activities are undertaken in forest reserves.

All compensation was implemented through the offices of local government. The environmental programme was supported by a robust community benefits programme which spent in excess of USD500,000 to date. The programme included community infrastructure, water projects, health & education projects.

20 OTHER INFORMATION (NI 20)
Gold Price

A summary of the global gold market supply and demand trends is presented in Appendix 3. The price of gold has risen steadily in 2011 with a year to date increase of 12.3% following uncertainty in the equity markets and the global economy crisis. Gold has held a defined up-trend on a monthly basis since the USD524 level was reached.

The European sovereign debt crisis combined with lower economic activity and multiple credit downgrades in advanced economies has created a poor outlook for global recovery. The International Monetary Fund estimates that advanced economies debt to GDP ratios will exceed 100% of GDP by 2014. Sovereign bond issurance is likely to reamin at high levels (Bloomberg, World Gold Council). TRX has assumed a gold price equal to the average for the past three years of USD1,024/oz.

21 SUMMARY, INTERPRETATION AND CONCLUSIONS (NI 21)
The technical review of the Buckreef Project has highlighted the following:-

•
the Buckreef Project is an advanced exploration gold project located within the highly prospective Rwamagaza Greenstone Belt, which forms part of the Lake Victoria Goldfield. The project comprises four prospects, Buckreef, Buziba, Tembo and Bingwa for which varying degrees of exploration have been undertaken;

•
the mineralisation is classified as a medium grade (1.8g/t Au to 2.7g/t Au), orogenic gold deposit, developed in Archaean supracrustal sequences, syn- and post, regional thermo-tectonic events. The sequences are metamorphosed to lower greenschist facies and the mineralisation is structurally controlled in regional shear zones and associated with felsic intrusives;

•
extensive geochemical and geophysical surveys have been completed, as well as numerous drilling programmes. The historic drilling data has been verified, and combined with new exploration data, to be incorporated into a Mineral Resource estimate compliant with JORC and National Instrument reporting criteria. The adequacy of the data density is reflected in the Mineral Resource classification categories;

•	the Mineral Resources estimate for the Buckreef Project at 0.5g/t Au cut-off is summarised as follows:-

	o	Measured+Indicated Mineral Resources: 30.14Mt at 1.34g/t Au for 1.29Moz contained gold; and

	o	Inferred Mineral Resources: 17.17Mt at 1.51g/t Au for 0.83Moz contained gold.

•
metallurgical testwork on Buckreef Prospect mineralisation indicated that oxide and transitional mineralisation types were amenable to treatment using typical CIL processing techniques. The testwork indicated that fresh mineralisation sourced from Buckreef may benefit from flotation and a finer grind;

•
metallurgical recoveries from Buckreef mineralisation were anticipated to be in the low 90%s; • metallurgical testwork on Buziba mineralisation indicated it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries were anticipated to be in the low to mid 90%s;

•
heap leach and bottle-roll test results indicated that, at a crushed size fraction of 25mm-50mm, the best recovery of 75% was in oxide mineralisation. Transitional and fresh mineralisation at the same size fraction had considerably lower recoveries of 35%-50%;

•
the geological continuity and grade distribution of the Buckreef mineralisation is well constrained and definite upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base maybe increased through implementing changes in the cut-off grades as the gold price improves;

•	detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources; and

•
the prospectivity of the Buckreef Project is such that, advancement of the exploration programme is warranted. TRX plans to initiate a Preliminary Economic Assessment (PEA) and depending upon the successful outcome, to proceed to a DFS.

22 RECOMMENDATIONS (N22)

As stated above the prospectivity of the Buckreef Project is such that, advancement of the exploration programme is warranted. TRX plans to initiate a Preliminary Economic Assessment (PEA) and depending upon the successful outcome, to proceed to a DFS.

The PEA will include studies of the various options for the mine design, process plant and TSF design. The detailed study inputs preliminary costs are presented in Table 14. As part of the TSF design, geotechnical work will be required as well as plant sterilisation drilling. An environmental fatal flaw analysis will be undertaken and following the results of that study, numerous specialist consultant studies will be required. The PEA results will be independently reviewed and the project economic viability assessed.

Table 14 : Preliminary Cost Estimates for the Buckreef PEA

PRELIMINARY ECONOMIC ASSESSMENT INPUT STUDIES	USD
TSF design	40,000
Geotechnical	40,000
Mine Design	90,000
Plant Design	30,000
Geo-Hydrology and surface water studies	55,000
Environmental Fatal Flaws	40,000
Environmental Specialist Studies	357,143
Metallurgical Testwork	142,857
Independent Review	715,000
Valuation	30,000
Project Management	115,000
Total	1,655,000

The detailed determination of the DFS costs can only be achieved once the options investigated in the PEA are finalised and the extraction methodologies are known. A high level estimation of the mine design, plant design, infrastructure engineering design, environmental studies including an EIA, geo-hydrological study and project management would be approximately USD1.3m.

The exploration potential of the RGB has not been fully realised and TRX is positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future development of the project.

Effective Date: 30th June 2011

Yours faithfully

/s/ F. HARPER
Signed (F. Harper)
F. HARPER
B.Sc.Hons (Geol.)
Pr Sci Nat ; MGSSA
MINERAL INDUSTRY ADVISOR VENMYN

/s/ A.N.CLAY
Signed
A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR VENMYN

/s/ N.J.JOHNSON
Signed
N.J.JOHNSON
B.SC Hons (Geol AIG
CONSULTANT GEOLOGIST HELLMAN AND SCHOFIELD

23 REFERENCES (NI 23)

AUTHOR	DATE	TITLE	SOURCE
Barret D.	1999	Buckreef Project-Tanzania. Interpretation of a helicopter airborne geophysical survey.	A report for Ashanti Goldfields (Tanzania) Ltd.
Binns M,	1997	Resource Estimates for Properties in the Lake Victoria Goldfields, NW, Tanzania.	Unpub. Report Minstat Pty Ltd.
Crossing, J.	2007	Geological Mapping of the Rwamagaza Greenstone Belt.	Report by Compass Geological (Perth, Australia) for IAMGOLD Tanzania
Fall H. G.		Buckreef & Rwamagaza Licences: Review of Exploration During the period Jan Oct 2000	unpub. Report, Ashanti Goldfields Tanzania Ltd Report, ?pp
Groves D. I.		Geological concepts in the exploration for large to giant late- orogenic (mesothermal) gold deposits.	Peru Conference Proceedings.
Groves D., Goldfarb R, et al	1997	Orogenic Gold Deposits: A proposed classification in the context of their Crustal Distribution and Relationship to other gold deposit Types	Ore Geology Reviews 13
Hellman and Schofield,	2006	Estimates of the Gold Resources, Buckreef Project, Tanzania	Unpub. Report,
Hellman and Schofield,	2007	Recoverable Gold Resource Estimation of the Tembo Deposit Tanzania	Unpub. Report,
Hellman and Schofield,	2006	Recoverable Gold Resource Estimation of the Bingwa Deposit Tanzania	Unpub. Report,
Mc Nee G.	2007	Proposed Hydrometric Station Locations	Lorax Environmental; #820-1
Minde T., Sheehan P.	2009	Licences Relating to the Agreement to Redevelop the Buckreef Gold Mine	IAMGOLD Tanzania Surrender Report
Sylvestor, S	2007	Geochemistry and Structural Control of Mineralisation at Buckreef Gold Project, Lake Victoria Goldfields, Tanzania. Implications for Gold Exploration	MSc Thesis, Rhodes University, South Africa.
Tomkinson M, Putland L	2006	Technical report on the Buckreef Gold Project NI43-101	IAMGOLD 2006
		Tanzania Country Profile	www.ciaworldfactbook.com
	2010	Buckreef Gold Mine Redevelopment Project Inforkation Memorandum	Stamico

Appendix 1 : Glossary, Abbreviations and Acronyms

Archaean	Geological eon subdivision of the Precambrian 2.5Ga to 3.8Ga
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
It is the principal ore of arsenic and a common mineral with lead and tin ores in ore veins,
Arsenopyrite	and in pegmatites, probably having been deposited by action of both hydrothermal solutions and vapours
Basalt	Fine grained mafic volcanic rock
Borehole	A hole drilled from surface or underground, in which core of the rock is cut by diamond drill bit as the cutting edge.
Bulk sample
A large sample of mineralised rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics, Large sample which is processed through a small-scale plant, not a laboratory.

Carbon-in-leach
The recovery process in which Au is leached from Au ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent Au removal by elution. The process is typically employed where there is a naturally occurring Au adsorbent in the ore.

Carbon-in-pulp	A method of recovering Au and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.
Cyanidation	Method of extracting gold by dissolving in potassium cyanide solution
Conglomerate	Sedimentary rock comprises of pebbles in a finer grained matrix
Cross section	A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer axis of a geologic feature.
Density	Measure of the relative “heaviness” of objects with a constant volume, density = mass/volume
Deposit	Any sort of earth material that has accumulated through the action of wind, water, ice or other agents.
Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, crosscutting, drifting and raising.
Diamond drilling	A drilling method, where the rock is cut with a diamond bit, to extract cores.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.
Dolerite/doleritic	A medium grained igneous rock which is emplaced within the earth’s crust in the form of dykes and sills, and has the same mineralogy as basalt.
Dyke	Intrusive igneous rock vertically or subvertically emplaced.
Estimation	The quantitative judgement of a variable.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Exploration Property	A Mineral Asset which is being actively explored for Mineral deposits or petroleum fields, but for which economic viability has not been demonstrated.
Facies	An assemblage or association of mineral, rock, or fossil features reflecting the environment and conditions of origin of the rock.
Fault	A fracture in earth materials, along which the opposite sides have been displaced parallel to then plane of the movement
Feasibility study
A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsite	Fine grained, light coloured acidic igneous rock comprised of feldspar and quartz
Grade	The relative quantity or percentage of gold within the rock mass. Measured as grams per tonnes in this report.
Greenstone Belt	Archaean sequence of mafic and ultramafic rocks
Hanging wall	The overlying unit of a stratigraphic horizon, fault ore body or stope
In situ	In its original place, most often used to refer to the location of the mineral resources.
Indicated Mineral Resource
That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and average mineral content can be estimated with a reasonable level of confidence. It is based on exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed and sufficient minerals have been recovered to allow a confident estimate of average mineral value.

Inferred Mineral Resource
That part of a mineral resource for which tonnage, grade and average mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified by geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

Laterite	Residual soil in humid climates form the leaching of silica and aluminium and enrichment in iron
Lava	Molten silicate material extruded by a volcano.
License, Permit, Lease or other similar entitlement
Any form of license, permit, lease or other entitlement granted by the relevant Government department in accordance with its mining legislation that confers on the holder certain rights to explore for and/or extract minerals that might be contained in the land, or ownership title that may prove ownership of the minerals.

Life-of-Mine/LoM	Expected duration of time that it will take to extract accessible material.
Liberation	Release of Au from the host rock through processing.
Lithologies	The description of the characteristics of rocks, as seen in hand-specimens and outcrops on the basis of colour, grain size and composition.
Lode	Metalliferous ore that fills a fissure
Mineral Asset(s)
Any right to explore and / or mine which has been granted (“property”), or entity holding such property or the securities of such an entity, including but not limited to all corporeal and incorporeal property, mineral rights, mining titles, mining leases, intellectual property,personal property (including plant equipment and infrastructure), mining and exploration tenures and titles or any other right held or acquired in connection with the finding and removing of minerals and petroleum located in, on or near the earth s crust. Mineral Assets can be classified as Dormant Properties, Exploration Properties, Development Properties, Mining Properties or Defunct Properties.

Mineral Reserve
The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, havebeen carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve.

Mineral Resource
A concentration of material of economic interest in or on Earth s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of aMineral Resource are known, estimated from specific geological evidence and knowledge,or interpreted from a well constrained and portrayed geological model. Mineral Resourcesare subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

A deposit is a concentration of material of possible economic interest in, on or near the Earth s crust. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction must not be included in a Mineral resource.

Measured Mineral Resource
That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity.

Mineralisation	The presence of a target mineral in a mass of host rock.
Mining Property	a Mineral Asset which is in production.
National instrument 43-101	Canadian National Instrument on the reporting of exploration, mineral resources and mineral reserves for the TSX.
Opencast / Open pit	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Overburden	The alluvium and rock that must be removed in order to expose an ore deposit.
Porphyry	Fine grained igneous rock with large feldspar crystals
Probable reserves
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material ismined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Prospect	A deposit with the potential for economic extraction.
Pyrite	Fool s gold a common yellow sulphide mineral, FeS. Pyrite forms under a wide range of pressure-temperature conditions, and so is found in many geological environments.
Pyrophyllite	A yellowish white, grey, or pale-green phyllosilicate.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallisation of sandstone by thermal or regional metamorphism or a sandstone composed of quartz grains cemented by silica.

Recovered grade/Yield	The actual grade of ore realised after the mining and treatment process.
Reef	Mineralised lode.
Rehabilitation
The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the Russia Federation Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.

Rhyolite	One of a group of extrusive rocks commonly showing flow texture, and typically porphyritic, with phenocrysts of quartz and potassium feldspar in a glassy to microcrystalline groundmass.

Sample	The removal of a small amount of rock pertaining to the deposit which is used to estimate the grade of the deposit and other geological parameters.

Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).

Saprolite	Insitu weathered profile on laterite terrane where the soil comprises mostly clays

Sedimentary	Formed by the deposition of solid fragmental or chemical material that originates from weathering of rocks and is transported from a source to a site of deposition.

Specific gravity/S.G.	Measure of quantity of mass per unit of volume, density.
Stockpile	A store of unprocessed ore or marginal grade material.
Stripping	Removal of waste overburden covering the mineral deposit.
Stripping ratio	Ratio of ore rock to waste rock.

Subduction	The movement of one crustal plate (lithospheric plate) under another so that the descending plate is “consumed.

Tailings	The waste products of the processing circuit. These may still contain very small quantities of the economic mineral.

Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal or mineral has been extracted.

Tonnage	Quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of metal-bearing material in-situ or quantities of ore and waste material mined, transported or milled.

Trenching	Making elongated open-air excavations for the purposed of mapping and sampling.

Veins	A tabular or sheet like body of one or more minerals deposited in openings of fissures, joints or faults, frequently with associated replacement of the host rock.

Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

%	Percentage
+	Plus
±	Approximately
º	Degrees
µ	Microns
<	Less than
>	Greater than
/	Per
AA	Atomic absorption
AAC	Anglo American Corporation
AAPS	Anglo American Prospecting Services
amsl	Above mean sea level
AusIMM	Australian Institute of Mining and Metallurgy
BEE	Black Economic Empowerment
BFS	Bankable Feasibility Study
BGM	BulgarGeomin (a Bulgarian mining and exploration company0
BK	Bou Kchreida prospect
bn	billion
BRI	Black Reef Incline
B.Sc. (Geol)	Bachelor of Science Degree in Geology
B.Sc. Hons	Bachelor of Science degree with Honours
CBGA	Central Bank Gold Agreement
CGS	Council for Geosciences
CIL	Carbon in leach plant
CMC	Consolidated Mining Corporation
CIP	Carbon in pulp plant
cmg/t	centimetre grams per tonne
CMR	Consolidated Main Reef
CPR	Competent Persons Report
DFS	Definitive Feasibility Study
DGM	Direction Generale Des Mines
DNN	Dal N Nord prospect
DNS	Dal N Sud prospect
EIA	Environmental Impact Assessment
EMPR	Environmental Management Programme Report
EIABM	European Industrial and Base Metals Limited

EMP	Environmental Management Programme
g/cm	Grams per centimetre
g/t	Grams per tonne
GBG	Great Basin Gold
GBP	Great Britian Pounds
GDP	Gross domestic product
ha	hectares
HMHL	High Marsh Holdings Limited
ICP	Induced couple plasma
JORC	Joint Ore Reserves Committee
JSE	JSE Limited
km	Kilometres
kt	Kilo tonnes
LoM	Life of Mine
m	metres
mamsl	Metres above mean sea level
mbs	Metres below surface
MCF	Mine call factor
my	million years
MPRDA	Mineral and Petroleum Resources Development Act
MPRRA	Mineral and Petroleum Resources Royalty Act
Mt	Million tonnes
MVT
NAMM	North African Mining and Minerals Limited British Virgin Islands
ONM	Office National des Mines
pa	per annum
PFS	Pre Feasibility Study
PR	Prospecting Right
QA	Quality Assurance
QC	Quality Control
SAIMM	South African Institute of Mining and Metallurgy
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SAMVAL	South African Code for the Reporting of Mineral Asset Valuation
SB	Sidi Belgacem prospect
SGS	SGS Lakefield Laboratories
SOTEMI	Societe Tunisienne d’Expansion Miniere
t	tonnage
tph	Ton/s per hour
tpm	Ton/s per month
TMC	The Minerals Corporation
TSF	Tailings Storage Facility
RC	Reverse circulation
USD	United States of America Dollar
2D	Two dimensional
3D	Three dimensional

Appendix 2 : Qualified Persons Certificates

Fiona Harper
Venmyn Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF 'THE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD PROJECT IN TANZANIA BY VENMYN RAND (PTY) LIMITED'

I, Fiona Harper, Pr. Sci. Nat (400017/08) do hereby certify that:-

1.    I am a Minerals Industry Advisor of Venmyn Rand (Pty) Ltd

       First Floor, Block G
       Rochester Place
       173 Rivonia Road
       Sandton. 2146
       South Africa

2.    I graduated with a B.Sc.Hons (Geology) degree from the University of the Witwatersrand in 1977;

3.    I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Geological Society of South Africa	2007
Member	South African Council for Natural Scientific Professions (400017/08)	2008

4.	I have practiced my profession from 1977 to 1984 and resumed in 2006;
5.	I have not visited the Project;
6.
I have read the definition of Qualified Person as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a Qualified Person for the purposes of NI43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;
8.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;
9.
I am responsible for all Sections of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzanian Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited excepting Section 18 on the Mineral Resource estimation; 10. At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; 11. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th June 2011 at Johannesburg, South Africa.

/s/ F. HARPER
F. HARPER
B.Sc.Hons (Geol.)
Pr Sci Nat; MGSSA
MINERALS INDUSTRY ADVISOR

Andrew Neil Clay
First floor, block g
Rochester place
173 Rivonia road
Sandton 2146telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF eTHE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD PROJECT IN TANZANIA BY VENMYN RAND (PTY) LIMITEDf

I, I, Andrew Neil Clay, do hereby certify that:-
1.	I am the Managing Director of Venmyn Rand (Pty) Ltd First Floor, Block G Rochester Place 173 Rivonia Road Sandton. 2146 South Africa
2.	I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976. I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

3.	I have practiced my profession continuously since graduation;
4.	I have not visited the project;
5.
I have read the definition of Qualified Person as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of NI43-101;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;
7.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;
8.
I am responsible for all Sections of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzanian Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited excepting Section 18 on the Mineral Resource estimation

9.
At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; 10. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and 11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th June 2011 at Johannesburg, South Africa.

/s/ A.N.CLAY
A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR

Nicholas J Johnson
Hellman and Schofield (Pty) Ltd
102 Colin Street
West Perth
Western Australia

CERTIFICATE OF THE AUTHOR OF eTHE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD PROJECT IN TANZANIA BY VENMYN RAND (PTY) LIMITEDf

I, Nicholas J Johnson do hereby certify that:-
1.	I am a geologist in the full-time employment of Hellman and Schofield (Pty) Ltd 102 Colin Street West Perth Western Australia
2.	I am a graduate in Geology with a Bachelor of Science (Hons) degree from La Trobe University 1988. I am a member/fellow of the Australian Institute of Geosciences.
3.	I have practiced my profession continuously since graduation;
4.	I have visited the project in November 2004;
5.
I have read the definition of Qualified Person as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of NI43-101;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;
7.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;
8.
I am responsible for the Mineral Resource Section (Section 18) of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzanian Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited ;

9.
At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

10.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and
11
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th June 2011 at Eastwood, Perth Australia.

/s/ N.J. Johnson
N.J. Johnson
B. Sc. (Geol.),
AIG

Appendix 3 : Gold Market

Gold is produced in numerous countries, and for most of the past century until 2006, South Africa was the world’s largest gold producer. In March 2010 the South African Chamber of Mines released new statistics that indicate South Africa s ranking as a global gold producer is now behind China, Australia

Russia and the United States.

Major reasons cited for the decrease in South African production are declining grades, as well as several mines reaching the end of their lives, combined with high production costs. Both China and Australia operate shallower mines, resulting in significantly cheaper production costs.

The gold price has steadily increased over the past 10 years and when the world markets experienced a recession, with consequent decline in commodity prices, the price for gold remained relatively steady. The average price for gold in 2009 was USD972/oz and the average for the first quarter of 2010 was USD1109/oz (World Gold Council 2010). Investment demand for gold bars and coins almost doubled in 2011 to 366t and was driven by dips in prices in January 2011, high global inflation, concern over some European countries credit worthiness and political unrest in northern Africa and Middle East.

Global Reserves and Production

The United States Geological Survey (USGS) estimates global gold reserves and global gold production as summarised below:-

Estimated Global Gold Reserves - 2011

COUNTRY	RESERVES (t)
Australia	7,300
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	990
Other countries	10,000
WORLD TOTAL	51,000

Source : USGS (2011)

Estimated Global Gold Production 2009 - 2010

COUNTRY	2009 (t Au	)	2010 (t Au	)
China	320		345
Australia	222		255
United States	223		230
Russia	191		190
South Africa	198		190
Peru	182		170
Indonesia	130		120
Ghana	86		100
Canada	97		90
Uzbekistan	90		90
Brazil	60		65
Mexico	51		60
Papua New Guinea	66		60
Chile	41		40
Other countries	490		500
WORLD TOTAL	2,450		2,500

Global Supply and Demand

Supply and demand figures for gold in the period 2006 to 2010 are summarised below (World Gold Council and USGS).

Global Gold Supply and Demand

	2006 (t)	2007 (t)	2008 (t)	2009 (t)	2010 (t)
SUPPLY
Mine production	2,483	2,473	2,409	2,572	2,659
Official sector sales	365	484	232	41
Old gold scrap	1,133	982	1,316	1,674	1,653
TOTAL SUPPLY	3,981	3,939	3,957	4,287	4,312
DEMAND
Jewellery	2,298	2,417	2,193	1,759	2,060
Technology (Industrial & dental)	650	672	696	658	420
Total Fabrication including Jewellery	2,948	3,089	2,889	2,417	2,479
Bar Hoarding	235	236	386	187	713
Producer de-hedging	434	444	352	254	116
Implied net Investment	365	169	330	1,429	916
Official sector purchases	87
TOTAL DEMAND*	3,981	3,939	3,957	4,287	4,312

Source: World Gold Council (WGC), United States Geological Survey (USGS), GFMS Ltd

*Computational discrepancies due to idendpendent rounding

Primary production from mines still dominates world supply, while other sources include sector sales and old scrap (recycling). Total supply for 2010 amounted to 4,3t and reflects large increases in scarp supply amounting to 40% of the total gold supply. The increase was due to investor fears during the economic crisis and the conversion of jewellery to cash.

Mine production fell between 2004 and 2008 but has returned to 2001 levels at 2,659t for 2010.

The 2010 demand increase is attributable to the investment demand for gold bars and coins and an improvement in the jewellery trade.

Gold Price

The gold price has been experiencing a steady increase since 2001, with the average price increasing from USD271/oz in 2001 to USD1,200/oz at the end of 2010. The global financial crisis marked a strong upward trend starting in September 2008. In September 2009, gold reached the USD1,000/oz threshold, the primary driver of which was the devaluation of the USD, market concern over the effectiveness of the various financial stimulus packages and fears of inflation increases. The average annualised gold price volatility for the beginning of 2011 was lower than the historical average observed over the past twenty years (WGC 2011).

Market Outlook

The outlook for gold will be driven by the uncertainties with respect to the global economy. The concerns over the US and various European economies, political unrest in northern Africa and Asia, and rising interest rates in China and India are driving the current strong investment demand.

A growing demand for jewellery in China and India, an increase in European and US investment in gold due to continued economic instability and the threat of another recession, indicates that the demand for gold will continue to be strong. WGC is of the opinion that central banks, especially in emerging markets will continue with gold purchasing programmes. Mine supply will continue to increase in response to demand and the dramatic reduction in global producer hedging.